DIMECO, INC. 2008 ANNUAL REPORT

seeing you Through



seeing you Through

with sound content.

The mission of Dimeco, Inc. is the operation of a fully integrated financial services institution through its subsidiary The Dime Bank in a market that is defined by the institution's ability to provide services consistent with sound, prudent principles and to fulfill the social, economic, moral and political considerations ordinarily associated with a responsible, well-run financial institution.



$472
$434
$404
$358
$326
2008 2007 2006 2005 2004

Total assets
(In millions)



$380
$345
$305
$284
$253
2008 2007 2006 2005 2004

Loans
(In millions)



$382
$365
$338
$295
$271
2008 2007 2006 2005 2004

Deposits
(In millions)



$6.4
$6.6
$5.6
$4.5
$3.9
2008 2007 2006 2005 2004

Net income
(In millions)

DIMECO INC.

FINANCIAL HIGHLIGHTS

(amounts in thousands, except per share data)	2008	2007	% Increase (decrease)
Performance for the year ended December 31,			
Interest income	$ 28,175	$ 29,951	(5.9%)
Interest expense	$ 10,665	$ 12,601	(15.4%)
Net interest income	$ 17,510	$ 17,350	.9%
Net income	$ 6,401	$ 6,612	(3.2%)
Shareholders' Value (per share)			
Net income - basic	$ 4.17	$ 4.34	(3.9%)
Net income - diluted	$ 4.05	$ 4.18	(3.1%)
Dividends	$ 1.32	$ 1.19	10.9%
Book value	$ 28.53	$ 26.23	8.8%
Market value	$ 38.00	$ 46.26	(17.9%)
Market value/book value ratio	133.2 %	176.4 %	(24.5%)
Price/earnings multiple	9.1 X	10.7 X	(15.0%)
Dividend yield	3.47 %	2.57 %	35.0%
Financial Ratios			
Return on average assets	1.43 %	1.58 %	(9.5%)
Return on average equity	15.28 %	17.54 %	(12.9%)
Shareholders' equity/asset ratio	9.41 %	9.19 %	2.4%
Dividend payout ratio	31.65 %	27.42 %	15.4%
Nonperforming assets/total assets	1.81 %	.26 %	596.2%
Allowance for loan loss as a % of loans	1.42 %	1.56 %	(9.0%)
Net charge-offs/average loans	.26 %	.06 %	333.3%
Allowance for loan loss/nonaccrual loans	1,392.1 %	942.7 %	47.7%
Allowance for loan loss/nonperforming loans	86.6 %	476.3 %	(81.8%)
Risk-based capital	11.9 %	11.6 %	2.6%
Financial Position at December 31,			
Assets	$ 472,478	$ 434,322	8.8%
Loans	$ 380,207	$ 344,758	10.3%
Deposits	$ 381,989	$ 364,600	4.8%
Stockholders' equity	$ 44,468	$ 39,923	11.4%

seeing you Through

with smarT decisions.

"Responsible decisions lead to solid results... that's what keeps us on track."



DIMECO INC.

Dear Shareholder:

I am extremely pleased to present the 2008 report of Dimeco, Inc. Although much of the year's national news was centered around failed institutions, a meltdown on Wall Street, a severe recession, and the need for government intervention, your company was nowhere near those headlines.



We have often spoken about our belief in and dedication to, community banking. This statement could never be more true. We, like community banks in general, were not engaged in subprime lending, exotic investments, undue risk taking, or the greed that permeated many institutions. While others were deviating from sensible practices, Dimeco remained true to its philosophy of following prudent banking principles. Our resolve proved, once again, to be correct and our foundation in sound banking principles is a bright beacon for many. For shareholders and customers, we provide strength and stability. Our goal is to always be there, to help see you through, no matter what the economic climate.

We met the challenges of 2008 with smart decisions and a principled direction. Our deposits were priced competitively, yet realistically, taking into consideration the wants of the customer together with our desire to increase this important funding source. Both our products and our pricing were well received, and our deposit base grew by almost 5%.

At the same time, our lending function also did extremely well. The economy of our marketplace was generally steady for most of the year. During this period our lenders were busy originating loans, the majority of which were commercial in nature. The result of those efforts was an increase in our loan portfolio of more than 10%.

In addition to loan and deposit increases, we grew in other areas as well. Technology continues its course as an ever-increasing driver of our business. During the year we rolled out our remote banking service. This technology allows customers to electronically conduct their deposit business from their offices, providing speed and efficiency in managing this important cash flow operation. Additionally, we pursued initiatives directed


seeing you Through
with principled direction.
"Thoughtful planning based on solid principles keeps us moving in the right direction."
DIMECO INC.



toward being more ecologically responsible. We introduced "eDocs," an electronic means for customers to access their statements. These actions obviously save paper, but also speed the response time in providing customers their information.

Internally, we did our part as well. Through the use of imaging software, our staff can now access daily reports on our computer screens rather than printing paper reports. Moreover, we initiated remote capture at each of our branches. Said simply, this is a process whereby the daily transactions of our customers are captured in each of our branches in the form of digital images. These images are then sent electronically via a secure network for processing. These continuing efforts provide efficiencies but more importantly allow us to make better use of our precious natural resources.

Reacting to the numerous changes at the national level required our almost constant vigilance. During 2008, the Federal Reserve decreased key interest rates an astounding seven times. With each of these rate cuts came lower interest income from our adjustable rate loans, while a large portion of our interest expense was centered in longer term time deposits. These actions resulted in a squeeze of our net interest margin as federal authorities attempted to address our national economy. When the year ended, we posted a very respectable net income of $6.4 million. This level of profitability was a decrease of only 3% from the year before.

Despite this small decrease in income, we regard 2008 as a huge success. First, it must be remembered that 2007 was the best ever in our company's history, a difficult accomplishment to repeat, even in the best of economies. Secondly, given the current economic climate, and the fact that numerous other financial institutions struggle just to survive, our performance numbers should continue to place us in the upper range of our peer group.

The most gratifying news of the year comes to you, our shareholders. At the conclusion of the year, our performance provided stockholders' equity growth of over 11%. Adhering to sound practices, while focusing on enhancing your investment, continues to be our primary goal. Once again, after continued profitability, our Board of Directors expanded your cash dividend. This year's increase was 10.9%, a return that has been enthusiastically received. This was the third consecutive year that dividends were not only raised, but were also increased by double digit percentages. We believe that these actions speak to the strength of our institution as well as our commitment to you.

From a global perspective, 2008 was filled with challenges and distractions. With each passing month came news of struggling industries and a deteriorating economy. Most major media erroneously summarized the cause of the economic downturn to be that of the banking industry at large. We know that certainly was not the case. Our responsibilities were centered around giving calming advice, together with more direct and correct information. It is times like these when we earn our keep. In all areas of the company our staff reassured customers that we, and community banks in general, remained in good stead.

The FDIC did its part by increasing deposit insurance from $100,000 to $250,000, albeit only temporarily until December 31, 2009. Additionally, we elected to participate in the FDIC Temporary Liquidity Guarantee Program, so as to provide unlimited deposit insurance for all balances in noninterest-bearing checking accounts. These efforts, and more, were directed at instilling confidence in these economically emotional times. With a positive attitude and a realistic approach, we believe we can continue our success and while doing so, provide essential banking to assist our customers thereby assisting you in reaching your investment goals.

The year 2008 saw the opening of our new Lake Region Office. This facility is an expansion of our branch network, and gives us an even greater presence in the perpetually growing Lake Wallenpaupack area. Already this office is seeing a great deal of activity, both retail and commercial. Equally important for this facility, it is the new home of both our Trust and Investments Departments. The entire arena of wealth management is active and growing, both in terms of clientele and the staff needed to deliver customer service. Having outgrown our facilities in the Honesdale office, both departments have relocated to the Lake Region facility. We welcome you to visit these new offices for your banking, investment, and trust needs.




seeing you Through
with positive thinking.
"Believing that we can continue our success is a key component in achieving our goals as well as guiding you to yours!"
DIMECO INC.



We remain upbeat in all of our activities and delivery of service despite the uncertainties of our national and global economies. To be this successful in such tenuous times comes about only as the result of the actions of a knowledgeable, caring and concerned staff. Each member of our team is to be commended, not only for their participation in making 2008 a very good year, but also for the extra time they dedicated to our customers to comfort, console, and counsel. Our Board of Directors played an active and significant role as well. They, along with senior management, constantly monitored the changing economic climate, keeping the company on track to weather the storm. We ensured that information was continually disseminated throughout the year to all involved so that management at all levels was adequately informed to properly serve our customers. This guidance and direction provided the course necessary to be successful.

The future, obviously, has yet to be written. However, our future will be what we make of it. Granted, issues will occur that will be beyond our control. But with careful planning, common sense, and a steadfast approach, I am confident that continued success is in our future. Our resolve for what lies ahead will be grounded in our philosophies of the past. Seizing opportunities as they are presented while avoiding undue risk in delivering core banking solutions with superior service will be the mainstay of our continued success.

We are most grateful for your investment and your loyalty. In times like these our partnership shines brightly. Our continued commitment to you is the enhancement of the value you have entrusted to us. For our mutual benefit, I encourage your referrals of banking business and corporate stock ownership.

As always, your comments and questions are welcome.

Sincerely,

Gary C. Beilman
President and Chief Executive Officer



The Dime Bank Locations


NEW YORK
HONESDALE OFFICE
DAMASCUS OFFICE
OPERATIONS CENTER
HAWLEY OFFICE
LAKE REGION OFFICE
371
191
WAYNE COUNTY
81
6
Honesdale
476
590
507
6
Scranton
84
739
Wilkes-Barre
PIKE COUNTY
380
DINGMANS FERRY OFFICE
80
476
NORTHEAST PENNSYLVANIA
GREENTOWN OFFICE
81
NEW JERSEY
PENNSYLVANIA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This consolidated review and analysis of Dimeco, Inc. (the "Company") is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2008 and 2007. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements.

Dimeco, Inc., headquartered in Honesdale, Pennsylvania, is the one-bank holding company of The Dime Bank (the "Bank"), which is wholly-owned by the Company. TDB Insurance Services, LLC, a limited liability company, offering title insurance services, was formed by the Bank and is owned 100% by the Bank. Both the Company and the Bank derive their primary income from the operation of a commercial bank, including earning interest on loans and investment securities, fees on services performed and providing investment and trust services. The Bank's main expenses are related to interest paid on deposits and other borrowings along with salary and benefits for employees. The Bank operates six full-service branches in Honesdale, Hawley, Damascus, Greentown, Dingmans Ferry and Palmyra Township, Pennsylvania, two off-site automatic teller machines, one each in Wayne and Pike County, Pennsylvania and an operations center in Wayne County, Pennsylvania. Principal market areas include Wayne and Pike Counties, Pennsylvania and Sullivan County, New York. The Bank employed 105 full-time employees and 26 part-time employees at December 31, 2008.

FORWARD-LOOKING STATEMENT

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In the normal course of business, we, in an effort to help keep our shareholders and the public informed about our operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipate," "believe," "expect," "intend," "plan," "estimate" or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control), and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to the following, as well as those discussed elsewhere herein:

- our investments in our businesses and in related technology could require additional incremental spending, and might not produce expected deposit and loan growth and anticipated contributions to our earnings;

- general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for loan and lease losses or a reduced demand for credit or fee-based products and services;

- changes in the interest rate environment could reduce net interest income and could increase credit losses;

- the conditions of the securities markets could change, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans and leases;

- changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

- the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

- competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet or bank regulatory reform; and

- acts or threats of terrorism and actions taken by the United States or other governments as a result of such acts or threats, including possible military action, could further adversely affect business and economic conditions in the United States generally and in our principal markets, which could have an adverse effect on our financial performance and that of our borrowers and on the financial markets and the price of our common stock.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events except to the extent required by federal securities laws.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the "Notes to Consolidated Financial Statements." Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure that valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses
Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses both historical and current information relating to the loan portfolio, as well as general economic information, in order to determine our estimation of the prevailing business environment. The probability of collection of loans is affected by changing economic conditions and various external factors which may impact the portfolio in ways currently unforeseen. We monitor this information in an effort to assess the adequacy of the allowance for loan losses. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses refer to Note 1 of the "Notes to Consolidated Financial Statements."

Mortgage Servicing Rights
The Bank originates residential mortgages that are sold in the secondary market. It is the Bank's normal practice to retain the servicing of these loans, meaning that the customers whose loans have been sold in the secondary market still make their monthly payments to the Bank. As a result of these mortgage loan sales, the Bank capitalizes a value allocated to the servicing rights categorized in other assets and recognizes other income from the sale and servicing of these loans. The capitalized servicing rights are amortized against noninterest income in proportion to the estimated net servicing income over the remaining periods of the underlying financial assets.

Capitalized servicing rights are evaluated for impairment periodically based upon the fair value of the rights as compared to amortized cost. The rights are deemed to be impaired when the fair value of the rights is less than the amortized cost. The fair value of the servicing rights is estimated using projected, discounted cash flows by means of a computer pricing model which is based on objective characteristics of the portfolio and commonly used industry assumptions.

Deferred Tax Assets
The Company uses an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 11 of the "Notes to Consolidated Financial Statements."

Other than Temporary Impairment of Investments
Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

In the following discussion, all dollars are stated in thousands, with the exception of per share numbers.

STATEMENT OF CONDITION

The year 2008 was another growth year for Dimeco, Inc., with total assets of $472,478 at the end of the year. This balance represents an increase of $38,156 or 8.8% over balances one year earlier. As has been the trend, the loan portfolio experienced the greatest part of this increase in assets and was funded by a combination of greater deposits, repurchase agreements and longer term financing along with net income.

Cash and cash equivalents declined $3,819 or 48.9% from December 31, 2007 to December 31, 2008. The Bank maintains balances at the Federal Reserve Bank of Philadelphia in order to facilitate the payments system and at the end of 2008 this process required $2,721 less than a year earlier. In addition, the Bank purchased software in 2008 that assists branch personnel in maintaining the least level of cash on hand to effectively manage branch operations. Using this tool, we were able to lower cash balances by $206 at December 31, 2008 as compared to the end of 2007. With interest rates paid on federal funds sold at the all time lowest level, we chose to not have any balances in federal funds sold at the end of the year, electing instead to invest in bonds or loans and to utilize our borrowing ability for temporary cash needs.

Investment securities available for sale decreased $1,139 or 1.7% at December 31, 2008 from balances one year earlier. As the year of 2008 unfolded and markets became more volatile, we became much more selective in purchasing bonds and commercial paper. In the first quarter of 2008 we took advantage of some favorable pricing to increase balances of U.S. government agency bonds resulting in an increase of $2,546 or 31.8% greater balances at December 31, 2008 than a year earlier. As the year progressed, we decreased our balances of commercial paper due to a combination of uncertainty in the credit quality of many of the issuers along with a severe decline in the number of issues offered in the market. Balances of commercial paper declined $16,382 or 44.5% from December 31, 2007 to the end of 2008 with the majority of these funds invested in tax-exempt municipal bonds, high-quality corporate bonds or loans. Balances of tax-exempt municipal bonds increased $8,675 or 69.7% in 2008. Although the financial markets raised concern during the year regarding insurers of these bonds, we invest in municipal bonds based on the underlying credit quality of the issuer with the insurance offered on the purchase as an additional benefit. Using this philosophy, we purchased bank qualified municipal bonds that carried good investment quality and a favorable interest rate as compared to other offerings at the time of purchase. In making these purchases, we have extended the maturity of our investment portfolio and believe that by this action we continued to maintain favorable balance sheet management. Investments in corporate securities increased by $4,383 or 120.0% from December 31, 2007 to December 31, 2008. During the fourth quarter we took advantage of market volatility and purchased corporate bonds of highly rated companies at favorable interest rates.

Loan activity continued our historical trend of growth during 2008 resulting in an increase of $35,449 or 10.3% greater than balances of December 31, 2007. The majority of this growth was in the commercial real estate category with these loans increasing $19,055 or 9.6%. The Bank continued to originate commercial mortgages within our niche in children's camps along with lending to businesses in several other industries to acquire or improve their facilities. Commercial and industrial loans increased $3,059 or 7.8%. This growth was represented by numerous smaller dollar amount loans to a wide variety of businesses. During the year we originated $14,979 of residential mortgages, including $8,059 of loans to be sold in the secondary market. We underwrite residential mortgage loans in accordance with the guidelines for sale in the secondary market. We service our communities by originating loans in rural areas that do not qualify for reasons other than credit quality. Originations of these loans resulted in balances of residential mortgages increasing by $6,473 or 9.3% during 2008. The Bank has always underwritten residential mortgages using the same conservative philosophy that we have followed since inception of the institution more than 100 years ago. We have never relaxed those guidelines and therefore did not experience the same issues that became national news during the year. We have always believed that our role as a community bank is to enhance the communities we serve, including being a conservative lender in order to help families live in affordable homes. Construction and development loans increased $5,018 or 59.8% during 2008. These loans were granted for smaller projects where substantial equity was injected by the borrowers. In addition, these borrowers have demonstrated their ability with other successful real estate ventures.

Premises and equipment increased $4,493 or 70.3% due primarily to costs of $4,672 associated with the construction of our new branch facility in Palmyra Township, Wayne County, Pennsylvania. The new branch is located in close proximity to Lake Wallenpaupack, a very active recreational area. Commercial businesses have grown in this area and management believes that this branch will attract new customers while offering the appropriate physical location to maintain several large commercial customers we currently service from this vicinity. The facility includes space for the trust and investments departments which have grown substantially in the past five years along with additional space for future growth. In addition, the remodeling of the main bank office in Honesdale was completed in the summer of 2008. This project included increasing parking, repaving the entire parking lot, updating the original HVAC system and remodeling several areas of the building at a cost of $852. Normal capital expenditures were also incurred with depreciation of $533 offsetting costs incurred during the year.

At December 31, 2008 we had a balance of $1,955 in other real estate owned. The Company did not have any activity of this nature since 2004. During 2008 we took a deed in lieu of foreclosure on an automobile dealership due to the problems that the United States automobile industry is experiencing. These problems have directly affected sales of automobiles in our market. Management believes that this asset is properly valued based on a recent real estate appraisal showing that the market value is in excess of book value. We have no intent to enter into any distressed sales of this facility, which may affect the time we own this non-earning asset.

Deposits increased by $17,389 or 4.8% as of December 31, 2008 as compared to a year earlier. Noninterest-bearing deposits increased $2,863 or 8.2% with new relationships developed during the year. Interest-bearing deposits increased $14,526 or 4.4% during 2008 with the greatest increase in time deposits. These increases affect all categories of time deposits. Balances in the CDARS program, brokered certificates of deposit that insure the depositor on balances up to $50 million, have shown the greatest increases with these balances ending the year $7,448 or 125.6% higher than a year earlier. Due to the highly publicized bank failures in 2008, we believe that our customers are greatly concerned over preservation of principal. These deposits have increased significantly from personal account holders and fiduciaries who are concerned over the safekeeping of assets entrusted to their control. During the year, our competitors have offered premium interest rates on certificates of deposit and in an effort to maintain some of those deposits, we offered a premium rate product for approximately one month and generated $14,415 of new deposits. Our strategy is to continue to offer special certificate of deposit rates to maintain or grow deposits or to utilize our borrowing capacity when competitors are offering interest rates that do not fit in our asset/liability plan. Savings deposits increased $4,138 or 13.2% during 2008 while balances of money market deposits declined $4,250 or 9.2%. There was some migration into higher yielding certificates of deposit during the year which was offset by customers moving money into FDIC insured deposits from other sources, affecting all deposit categories. We have seen increases of some customers' balances from Wayne County, Pennsylvania due to monies received from gas leases in that area during the year. This new source of deposits has brought significant funds into the area and we believe that we are garnering a good percentage of those funds either through additional deposits or investment accounts.

Short-term borrowings increased $8,461 or 103.1% to end the year at $16,671. Balances in our Financial Manager account, which is a commercial sweep product, increased $2,295 or 28.0% over the period as customer balances increased due to seasonality of customers' businesses. Short-term borrowings at the Federal Home Loan Bank of Pittsburgh ("FHLB") were $6,166 at the end of 2008 with no corresponding balance at December 31, 2007. As part of our asset/liability strategy we have decided to selectively utilize this borrowing ability at market interest rates rather than paying over market rates when our competitors have specially priced certificates of deposit.

Other borrowed funds increased $6,637 or 37.6% during 2008 due primarily to additional borrowings of $7,872 from the FHLB including $5,000 of borrowings done in lieu of increasing deposit rates and $2,872 which was borrowed in order to facilitate specific fixed rate loans booked during the year. These borrowings were offset by regularly scheduled payments of $1,235 made during the year. In order to meet the needs of our commercial loan customers for fixed rate financing while managing interest rate risk, we borrowed from the FHLB to fund these loans and included a prepayment penalty in the loan documents to equal the penalty which would be incurred for early payment of these borrowings from the FHLB.

CAPITAL RESOURCES

Stockholders' Equity of $44,468 at December 31, 2008 represented an increase of $4,545 or 11.4% from the previous year end. Net income of $6,401 was the primary source of this increase, representing earnings per share of $4.17 and a return on average equity of 15.3%. Dividends of $2,035, or $1.32 per share, were returned to shareholders. Several officers and directors exercised stock options during the year, adding $556 to stockholders equity. In addition, upon adoption of Emerging Issues Task Force 06-04 guidance, we booked a one-time decrease of $358 in retained earnings for the cumulative effect of a change in the accounting for post-retirement benefits under the executive officer salary continuation plan.

The Company's capital position at December 31, 2008 as it relates to regulatory guidelines is presented below:

	Dimeco, Inc.	Well-Capitalized	Minimum Requirements
Leverage Ratio	9.90%	5.00%	4.00%
Tier I Capital Ratio	10.65%	6.00%	4.00%
Total Capital Ratio	11.91%	10.00%	8.00%

Neither Dimeco, Inc. nor The Dime Bank participated in the Troubled Asset Relief Program /Capital Purchase Program offered by the U.S. Treasury in the fourth quarter of 2008. Our Board and management did not feel that the Company would benefit by participation in the program since we have maintained a strong capital position and had no immediate need for the additional capital. We also chose not to participate in the Temporary Liquidity Guarantee Program whereby the Federal Deposit Insurance Corporation ("FDIC") would guarantee unsecured debt. We did, however, accept participation in the Transaction Account Guarantee Program. This program gives us the ability to offer the FDIC's temporary full guarantee on certain noninterest-bearing transaction accounts through December 31, 2009 under current regulations. We believe that this program will give additional confidence to those depositors with balances in excess of $250 in these accounts and that the additional cost of the program is worthwhile in these economic times.

LIQUIDITY

The liquidity risk in financial institutions is based upon the institution's ability to have sources of funds available to meet its needs for the outflow of cash at any specific time. Liquidity begins with cash and cash equivalents, which Dimeco, Inc. defines as cash on hand and in banks, along with overnight investments in federal funds sold. Balances of these accounts totaled $3,993 or .8% of total assets at December 31, 2008. This amount is supplemented by various other sources of liquidity. We analyze our liquidity at least quarterly using cash and cash equivalents along with other sources of liquidity which include principal and interest payments on loans, increases in borrowed funds and deposits, sales and maturities of investment securities, sales of residential loans in the secondary market and operating income. In addition, in reviewing our liquidity position, we consider our borrowing capacity. The Bank has a credit line of $76,429 at the FHLB with $45,965 available at December 31, 2008. We also have the ability to pledge securities and borrow from the Federal Reserve Bank and have an agreement with one of our correspondent banks that would allow us to borrow additional funds if needed. Uses of liquidity include origination of loans for addition to our portfolio and for sales in the secondary market, purchases of investment securities, capital projects, operating expenses and payment of dividends. A review of the Consolidated Statement of Cash Flows indicates the sources of funds generated and used during the past three years. The key is to maintain appropriate levels of liquidity to allow for customers' cash needs from both a lending and deposit perspective, to maintain sufficient cash for operating expenses and to have amounts available to take advantage of earning opportunities as they arise.

Companies in the financial service industry are dependent on their ability to maintain proper levels of short-term and long-term liquidity. Both short-term and long-term liquidity are generated through the methods enumerated above. Another manner that is available to the Company to garner funds is by issuance of additional common stock. The primary source of liquidity for the Company has been through origination of deposits, both with our ability to maintain current deposits and garner new funds. It continues to be the main source of funds, but has been augmented by the Bank's ability to borrow from outside sources. The borrowing capacity at the FHLB is viewed as both a long-term and short-term source of liquidity. In the short term, it provides the ability to borrow overnight or for other short-term funds as needed. The FHLB also has long-term funding products which augment those needs that are longer term in nature.

Management believes that the Company has sufficient liquidity to meet both its short-term and long-term needs. We understand that liquidity may be adversely affected by many factors including unexpected deposit outflows, aggressive competitive pricing by other financial intermediaries and other cash requirements. We are aware of our dependence on customers' deposits to sustain our liquidity levels. We are also aware of customer concerns relating to bank failures in the past year along with constant news reports of uncertainty regarding the banking industry. We have increased our level of disseminating local information regarding our financial position and reiterated the fact that we did not get involved in subprime lending or risky investments. We believe that the FDIC's increased insurance levels have assisted us to maintain deposits in light of this increased customer concern of the financial services industry.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is inherent in the financial services industry, encompassing the risk of loss associated with adverse changes in market interest rates and prices. As an organization, we have placed the management of this risk in the Asset/Liability Committee ("ALCO"). This committee is comprised of ten members including all senior officers, vice presidents representing each product offering and information technology along with the community banking officer and the marketing officer. The committee follows guidelines enumerated in the ALCO policy which was developed to achieve earnings consistent with established goals while maintaining acceptable levels of interest rate risk, adequate levels of liquidity and adherence to regulatory mandates. The committee reports to the Board of Directors on at least a quarterly basis.

Asset market risk is most prevalent in the investment portfolio and in mortgage loans held for sale. Given the most recent declines in interest rates, it has become very difficult to locate and purchase investments with the credit quality required by our guidelines which offer yields that management believes will offer long term benefit for the Company. We increased purchases of well rated tax-free municipal bonds as the most appropriate investments available in the market. Management has maintained a portfolio which includes investments in short-term maturity commercial paper and U.S. government agencies that contain interest rate step-ups over the life of the investment along with callable municipal bonds. Although all investments are held in the available for sale category, management anticipates holding all investments to maturity and has historically not had the need to sell for liquidity needs. Market risk inherent in loans held for sale has been mitigated by controlling the length of time between origination and sale of these loans. The balance of loans in this category is generally less than $500.

To address credit risk, both the loan portfolio and the investment portfolio have stringent guidelines as to the credit quality of acceptable investments. These guidelines are dictated by the safety and soundness provisions of the regulations which govern the Bank and the Company.

Liability market risk is associated with the adverse affects of our pricing strategies compared to competitors' pricing strategies. The markets in which we have offices are located in areas where other financial institutions also operate branches. If there is not enough flexibility in our pricing models to quickly move interest rates of both loans and deposits, we may lose accounts to other financial intermediaries. During 2008 we have seen interest rates offered by competitors on both loans and deposits which do not fit our guidelines. As for loans, we did adjust interest rates on customers' loans when warranted based on credit quality and did not always offer lower rates on other loans, sometimes with the customer refinancing elsewhere. As for liabilities, we have offered special certificate of deposit products at times. However, at other times we borrowed funds from the FHLB at current market rates rather than meet inflated interest rates offered by competitors. We believe that by working within our guidelines we will be able to achieve greater profitability.

The ALCO is cognizant of the ability of interest rates to adversely affect assets, liabilities, capital, interest income and interest expense. In particular, two analytical tools are used to ascertain our ability to manage this market risk. The first is the *Statement of Interest Sensitivity Gap*. This report matches all interest-earning assets and all interest-bearing liabilities by the time frame in which funds can be reinvested or repriced. The second report is the *Analysis of Sensitivity to Changes in Market Interest Rates* which is used to determine the affect on income of various shifts in the interest rate environment. Both reports include inherent assumptions in order to process the information. Management is aware that these assumptions affect the results and that actual results may differ from the results of these tools. These assumptions include an estimate of the maturity or repricing times of deposits, even though all deposits, other than time deposits, have no stated maturity and the reference that interest rate shifts will be parallel, with the rates of assets and liabilities shifting in the same amount in the same time frame. In reality, various assets and various liabilities will react differently to changes in interest rates, with some lagging behind the change and some anticipating the upcoming change and reacting before any actual change occurs. Each tool also suggests that there is a propensity to replace assets and liabilities with similar assets and liabilities rather than taking into consideration management's ability to reallocate the balance sheet. In addition, the models used do not include any elements to determine how an action by management to increase or decrease interest rates charged on loans or paid on deposits or to increase other borrowings will affect the results of the analysis. Despite these limitations, these analyses are good tools to use in a consistent fashion to assist in the management of the Company. Similar versions of these same reports are used by most financial institutions. Both measurements are as of December 31, 2008.

STATEMENT OF INTEREST SENSITIVITY GAP

	90 days or less	>90 days but < 1 year	1 - 5 years	>5 years	Total
Assets					
Interest-bearing deposits in other banks and federal funds sold	$ 368	$ -	$ -	$ -	$ 368
Investment securities	-	-	-	-	-
available for sale (4) (6)	29,933	1,223	10,614	25,505	67,275
Loans (1) (5)	74,051	121,651	103,056	81,883	380,641
Rate sensitive assets	$ 104,352	$ 122,874	$ 113,670	$ 107,388	$ 448,284
Liabilities					
Interest-bearing deposits:					
Interest-bearing demand (2)	$ 3,257	$ 10,179	$ 27,279	$ -	$ 40,715
Money market (3)	7,127	20,963	13,835	-	41,925
Savings (2)	2,844	8,889	23,823	-	35,556
Time deposits	53,718	119,173	53,276	-	226,167
Short-term borrowings	13,671	3,000	-	-	16,671
Other borrowings	417	1,280	13,539	9,062	24,298
Rate sensitive liabilities	$ 81,034	$ 163,484	$ 131,752	$ 9,062	$ 385,332
Interest sensitivity gap	$ 23,318	$ (40,610)	$ (18,082)	$ 98,326	$ 62,952
Cumulative gap	$ 23,318	$ (17,292)	$ (35,374)	$ 62,952	
Cumulative gap to total assets	4.94%	(3.66%)	(7.49%)	13.32%	

(1) Loans are included in the earlier period in which interest rates are next scheduled to adjust or in which they are due. No adjustment has been made for scheduled repayments or for anticipated prepayments.

(2) Interest-bearing demand deposits and savings are segmented based on the percentage of decay method. The decay rates used include 8% "90 days or less," 25% " >90 days but <1 year" and 67% "1-5 years."

(3) Money market deposits are segmented based on the percentage of decay method. The decay rates used include "90 days or less" 17%, ">90 days but < 1 year" 50% and "1-5 years" 33%.

(4) Includes Federal Home Loan Bank and Atlantic Central Bankers Bank stock which is included in Other Assets on the Consolidated Financial Statements.

(5) Does not include loans in nonaccrual status, deposit overdrafts, unposted items or deferred fees on loans.

(6) Investments are included in the earlier period in which interest rates are next scheduled to adjust or in which they are due. Included are U.S. Government Agency step-up bonds characterized by having tiered interest rates over their life. Due to this feature these securities have been reallocated from their maturity date to their next step-up date. The specific impact of this policy by timeframe is as follows: "0 to 3 months" increased $1,003, "1-5 years" increased $999 and ">5 years" decreased $2,002. In addition, municipal bonds and corporate bonds with market values of $3,275 and $2,605, respectively, have been reallocated from the "> 5 year" category to the "90 days or less" because they are variable interest rate bonds, some of which have a put feature.

This report shows the Company to be in an asset sensitive position of $23,318 in 90 days or less, meaning that there are more assets which will reprice in this period than liabilities. Traditionally management focuses the greatest attention to the net gap of the balance sheet in the second time frame, assets and liabilities which mature in less than or equal to one year. Our statement shows that the Company becomes liability sensitive in this cumulative time frame, with $17,292 of net liabilities repricing in the next twelve months. Declines in market interest rates during 2008 mean that all variable interest rate balances should be lowering as they mature, offering repricing opportunities. This liability sensitive position offers the opportunity to reprice liabilities to lower rates and has the potential to increase net interest income. Management has established a range of sensitivity that we feel depicts prudent banking practice and we manage the balance sheet to be within that range. The most conservative position is perfectly balanced in any time frame.

The following table presents the Company's potential sensitivity in net interest income, net income and equity value at risk, or the potential of adverse change in the economic value of equity ("EVE") with rates up or down 100 and 200 basis points. EVE is the present value of assets minus the present value of liabilities at a point in time.

ANALYSIS OF SENSITIVITY TO CHANGES IN MARKET INTEREST RATES

	100 basis points				200 basis points			
	Up		Down		Up		Down	
	Amount	%	Amount	%	Amount	%	Amount	%
Net interest income	$ 443	2.91 %	$ (466)	(3.06)%	$ 801	5.26 %	$ (1,494)	(9.82)%
Net income	$ 310	7.69 %	$ (322)	(8.01)%	$ 558	13.85 %	$ (1,010)	(25.10)%
EVE	$ (1,938)	(3.64)%	$ 3,324	6.24 %	$ (3,948)	(7.41)%	$ 6,672	12.52 %

The greatest risk to the Company from an income perspective is an immediate decline in market interest rates of 200 basis points. With a sudden shift of that magnitude we would experience a decline of $1,010 or 25.1% of net income. With market interest rates at their current levels, we believe that a decline of this magnitude is nearly impossible. In the EVE measurement, an increase of 200 basis points would affect the Company by lowering equity by $3,948 or 7.4%, a level that is within our established tolerance limits. Management believes that we have the ability to affect the changes in income and equity by taking actions which are not factored in this analysis.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount that management estimates is adequate to provide for probable losses inherent in the loan portfolio. It is one of the largest subjective measurements in the financial statements. The balance is derived by charging losses against the allowance while recoveries are credited to it with charges to provision expense providing the amount necessary to maintain the appropriate balance per our analysis. As of December 31, 2008, the balance of the Company's allowance was $5,416 which represented 1.42% of the loan portfolio at that date and 1.51% of the average loans outstanding during 2008.

As noted, the allowance is established through a provision for loan losses which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses, taking into consideration the overall risk characteristics of the portfolio, our specific loan loss experience, current and projected economic conditions, industry loan experience and other relevant factors. The estimates, including the amounts and timing of future cash flows relating to impaired loans used to determine the adequacy of the allowance are particularly susceptible to significant change. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance and a qualitative allowance. The specific allowance is determined by measuring impairment based upon the practices outlined in Statement of Financial Accounting Standards ("FAS") No. 114, *Accounting by Creditors for Impairment of a Loan* and by FAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures.* This standard prescribes methods to measure impairment and income recognition as well as documenting disclosure requirements.

The formula allowance is calculated using two separate methods. First, we apply factors to outstanding loans by type and risk weighting, excluding those loans for which a specific allowance has been determined. These loss factors are determined by management using historical loss information, current economic factors, portfolio concentration analysis, current delinquency ratios and the experience level of the loan officers in conjunction with evaluations of specific loans during the loan review process. The second formula evaluates selected loans on an individual basis and allocates specific amounts to the allowance based on our internal risk assessment. The qualitative portion of the allowance is determined based upon management's evaluation of a number of factors including national and local economic business conditions, collateral values within the portfolio, credit quality trends and management's evaluation of our particular loan portfolio as a whole.

The Company employs an experienced outside professional loan review agency to perform the loan review function. In order to test the majority of the commercial loan category, a review of these relationships is performed to include 70% of this average portfolio. This review is based upon current financial information of the customer, an analysis of loan concentrations, financial ratio comparisons, adherence to payment schedule, regulatory evaluations and peer comparisons. Management evaluates all other loans utilizing similar guidelines. After careful evaluation of all factors, a risk rating is assigned and an amount is calculated for each category of reviewed loans. Groups of smaller dollar loans are evaluated as a homogeneous pool with similar factors used to evaluate the appropriateness of the allowance for those loans.

SUMMARY OF LOAN LOSS EXPERIENCE

	2008	2007	2006	2005	2004
Balance January 1,	$ 5,392	$ 4,469	$ 3,973	$ 3,172	$ 3,014
Charge-offs:					
Loans secured by real estate:					
Construction and development	-	-	-	-	-
Other	691	-	181	-	860
Commercial and industrial	139	146	37	106	32
Installment loans to individuals	107	117	86	132	162
Other loans	71	97	67	68	64
Total charge-offs	1,008	360	371	306	1,118
Recoveries:					
Loans secured by real estate:					
Construction and development	-	-	-	-	-
Other	1	19	6	141	89
Commercial and industrial	6	4	5	46	4
Installment loans to individuals	28	73	38	48	34
Other loans	47	57	33	22	23
Total recoveries	82	153	82	257	150
Net charge-offs	926	207	289	49	968
Additions charged to operations	950	1,130	785	850	1,126
Balance at December 31,	$ 5,416	$ 5,392	$ 4,469	$ 3,973	$ 3,172
Ratio of net charge-offs during the period to average loans outstanding during the period	.26%	.06%	.10%	.02%	.41%
Allowance for loan loss as a % of loans outstanding	1.42%	1.56%	1.46%	1.40%	1.25%

Included in the footnotes to the financial statements are schedules which include the total loans which were past due 90 days or more or in nonaccrual and/or impaired status. At December 31, 2008 we classified one loan as impaired in the amount of $267. At December 31, 2007, there were two loans in impaired status totaling $1,023. The level of loans past due 90 days or more at December 31, 2008 was $5,864, a great increase over similar balances one year earlier. Three commercial loan customers' balances make up 83.5% of this total. These loans are well secured by real estate, with loan to value ratios below our required standards. Management does not believe that we have any one loan that would require a material charge to the allowance for loan losses. Loans in nonaccrual status were $389 at December 31, 2008. The majority of these loans were secured by real estate and in the process of collection.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company engages in a variety of financial transactions that in accordance with generally accepted accounting principles are not recorded on its consolidated financial statements. These off-balance sheet arrangements primarily consist of loan commitments and lines of credit, including commercial lines that we use to meet the financing needs of our customers. These off-balance sheet arrangements involve, to varying degrees, elements of credit, interest rate, and liquidity risk. During the year ended December 31, 2008, the Company did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its consolidated financial condition, results of operations or cash flows.

RESULTS OF OPERATIONS

2008 Compared to 2007

Net income for the year ended December 31, 2008 was $6,401, a decline of $211 or 3.2% from a year earlier. The year 2008 presented us with interest rate challenges greater than we have experienced in previous years. In addition, several expenses were higher due to increased operating costs in conjunction with the opening of our sixth branch in December 2008. The following discussion will address each area of the income statement.

Net Interest Income

Net interest income was $17,510, an increase of $160 or .9% over 2007 as declining interest rates reduced our cost of funds more rapidly than our interest income. This discussion regarding net interest income should be read in conjunction with the schedule *Distribution of Assets, Liabilities and Stockholders' Equity: Interest Rates and Interest Differential* and *Rate/Volume Analysis of Changes in Net Interest Income.*

Interest income declined $1,776 or 5.9% ($1,651 or 5.5% on a tax equivalent basis) in 2008 as compared to 2007 with interest rates decreasing throughout the year, ending with a total decline of 4.00% in the prime rate of interest at year end. Interest and fees earned on loans decreased $665 or 2.6% as these rates declined over the period. As can be seen in the following reports, the average balances of loans increased by $34,413 or 10.6% while the average rate received on the portfolio declined to 7.08% from 8.04% one year earlier. The ratio of variable or adjustable rate loans included in our loan portfolio was 74.4% at December 31, 2008, with the majority of these loans tied to changes in the prime rate of interest. Most loans have a spread to the prime rate of between 25 and 250 basis points but lag actual market changes for up to two years. We expect to continue to see a decline in the average rates earned on the loan portfolio as the variable rate loans hit their repricing date and other loans mature and are replaced by loans at current market rates.

Interest earned on taxable investment securities declined $1,213 or 37.3% in 2008 as compared to 2007. The average balance of taxable investment securities, which declined $13,649 or 22.2%, contributed to a decrease of $720 of income. Declines in market interest rates contributed to the remainder of the decrease in taxable investment income since at the end of 2007 we had 55.5% of debt securities invested in short-term commercial paper with maturities of less than 90 days as compared to 31.4% of the these securities at the end of 2008. We have historically used these investments to complement our liquidity needs while receiving a better rate of interest as compared to other short-term investments. In light of credit quality issues that emerged during 2008 with many issuers of commercial paper, we decreased balances of these investments and increased investment in short-term highly rated corporate bonds, longer term municipal securities and in U.S. government agency bonds. This strategy increased the average balance of tax exempt obligations of states and political subdivisions by $5,327 or 58.5% which accounted for $323 greater tax equivalent income in 2008 while slightly higher interest rates added $46 to this income category.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2008			2007			2006		
	Average Balance [3]	Revenue/ Expense	Yield/ Rate	Average Balance [3]	Revenue/ Expense	Yield/ Rate	Average Balance [3]	Revenue/ Expense	Yield/ Rate
ASSETS									
Interest-earning assets:									
Total loans [1][4]	$ 359,119	$ 25,442	7.08%	$ 324,706	$ 26,107	8.04%	$ 291,823	$ 21,601	7.40%
Investment securities:									
Taxable [5]	47,955	2,036	4.25%	61,604	3,249	5.27%	51,525	2,491	4.83%
Exempt from federal income tax [2]	14,432	921	6.38%	9,105	552	6.06%	5,444	338	6.20%
Interest-bearing deposits	911	22	2.41%	605	30	4.96%	962	48	4.99%
Federal funds sold	3,505	67	1.91%	3,946	201	5.09%	5,570	283	5.08%
Total interest-earning assets/ interest income	425,922	28,488	6.69%	399,966	30,139	7.54%	355,324	24,761	6.97%
Cash and due from banks	5,395			5,577			5,824		
Premises and equipment, net	8,127			5,743			5,840		
Other assets, less allowance for loan losses	8,534			7,802			5,269		
Total Assets	$ 447,978			$ 419,088			$ 372,257		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings	$ 34,485	$ 182	.53%	$ 33,176	$ 246	.74%	$ 36,795	$ 265	.72%
Interest-bearing checking	86,305	1,078	1.25%	80,333	1,828	2.28%	69,728	1,215	1.74%
Time deposits	208,481	8,243	3.95%	200,886	9,403	4.68%	166,680	6,967	4.18%
Short-term borrowings	15,626	237	1.52%	13,538	349	2.58%	15,734	371	2.36%
Other borrowed funds	19,283	925	4.80%	16,410	775	4.72%	15,119	660	4.37%
Total interest-bearing liabilities/ interest expense	364,180	10,665	2.93%	344,343	12,601	3.66%	304,056	9,478	3.12%
Noninterest-bearing deposits	38,014			33,530			32,242		
Other liabilities	3,887			3,526			2,712		
Total Liabilities	406,081			381,399			339,010		
Stockholders' Equity	41,897			37,689			33,247		
Total Liabilities and Stockholders' Equity	$ 447,978			$ 419,088			$ 372,257		
Net interest income/interest spread		$ 17,823	3.76%		$ 17,538	3.88%		$ 15,283	3.85%
Margin Analysis:									
Interest income/earning assets		$ 28,488	6.69%		$ 30,139	7.54%		$ 24,761	6.97%
Interest expense/earning assets		10,665	2.50%		12,601	3.15%		9,478	2.67%
Net interest income/earning assets		$ 17,823	4.19%		$ 17,538	4.39%		$ 15,283	4.30%
Ratio of average interest-earning assets to average interest-bearing liabilities			116.95%			116.15%			116.86%

(1) Nonaccrual loans are not included.

(2) Income on tax-exempt assets is calculated on a taxable equivalent basis using a federal income tax rate of 34%.

(3) Average balances are calculated using daily balances.

(4) Interest on loans includes fee income.

(5) Includes equity investments in FHLB and ACBB.

Certain amounts for prior years have been reclassified in order to conform to current presentation.

RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME

	2008 Compared to 2007			2007 Compared to 2006		
	Total	Caused by		Total	Caused by	
	Variance	Rate[(1)]	Volume	Variance	Rate[(1)]	Volume
Interest income:						
Loans (gross)	$ (665)	$ (3,432)	$ 2,767	$ 4,506	$ 2,072	$ 2,434
Investment securities:						
Taxable	(1,213)	(493)	(720)	758	271	487
Exempt from federal income tax [(2)]	369	46	323	214	(13)	227
Interest-bearing deposits	(8)	(23)	15	(18)	-	(18)
Federal funds sold	(134)	(112)	(22)	(82)	1	(83)
Total interest-earning assets	(1,651)	(4,014)	2,363	5,378	2,331	3,047
Interest expense:						
Savings	(64)	(74)	10	(19)	7	(26)
Interest-bearing checking	(750)	(886)	136	613	428	185
Time deposits	(1,160)	(1,516)	356	2,436	1,006	1,430
Short-term borrowings	(112)	(166)	54	(22)	30	(52)
Other borrowings	150	14	136	115	59	56
Total interest-bearing liabilities	(1,936)	(2,628)	692	3,123	1,530	1,593
Net change in net interest income	$ 285	$ (1,386)	$ 1,671	$ 2,255	$ 801	$ 1,454

(1) Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of assets and liabilities.

(2) Income on interest-earning assets is calculated on a taxable equivalent basis using a federal income tax rate of 34%.

Interest expense declined by $1,936 or 15.4% in 2008 as compared to 2007. Lower market interest rates accounted for $2,628 of the decrease with greater balances offsetting that decline by $692, resulting in total interest expense of $10,665 in 2008. Although we were not able to mirror changes in market interest rates throughout the year, we have decreased interest rates in every category by an average of 73 basis points. It was not possible to decrease the rates on lower costing liabilities in direct proportion to market rate declines because our rates were lower than the total rate of decline. In this regard, we will continue to see tightening of interest rate spread because rates are at historical lows. Management has been diligent in trying to attract as many noninterest-bearing deposits as possible and is continuing with this effort for 2009.

Provision for Loan Losses

The provision for loan losses declined $180 or 15.9% in 2008 as compared to 2007. Management calculates the appropriate balance for the allowance for loan losses to determine the annual provision expense. Many factors are considered in the calculation of the appropriate level for the allowance including information collected from the loan review process, current economic indicators both on a local and national level and the historical rate of delinquency for our loan portfolio along with other statistical and subjective information. In addition, the provision expense is affected by the amount of loans charged-off and recoveries of prior loan charge-offs the net amount of which was $926 in 2008. Included in this amount were loans of $642 to one commercial borrower which were charged-off, thereby decreasing the necessary balance in the analysis. At the level of expense in both 2008 and 2007, we believe that the balance of allowance for loan losses was appropriate.

Noninterest Income

Service charges on deposit accounts have historically been the largest contributor to noninterest income and continued to be in 2008. Fees generated from activities related to deposit accounts increased $55 or 3.4% in 2008 as compared to 2007. Fees charged in relation to overdrafts on checking accounts were $1,522 in 2008 compared to $1,467 in 2007. The fees charged for this privilege remained the same with greater use of this payment privilege in 2008 based on a greater number of accounts eligible for the service. We also believe that more difficult economic conditions have caused greater use of this privilege.

It was necessary to book an adjustment for an "other than temporary" decline in market value of a security in December 2008 due to the announced merger price. This adjustment was $25 and was in addition to a $3 loss incurred in the second quarter due to a merger.

Brokerage commissions increased $167 or 37.1% in 2008 as compared to 2007 with this department continuing to attract new customers and gather greater dollars under management. Declines in the market values of customers' equity positions will negatively affect the earnings of this department as long as this economic climate continues. We believe that general economic conditions will also cause current and potential future clients to suspend investing. With this said, we expect a challenge in 2009 to meet the revenue level of 2008.

Noninterest Expense

Salaries and employee benefits increased $434 or 7.3% in 2008 as compared to 2007. The largest part of this increase was related to wages which increased $441 or 11.2%. Normal wage increases along with hiring additional staff during the year for the Lake Region branch which opened in December 2008 were the main reasons for the increase. We hired management staff in the first quarter of 2008 in order to assure that they would learn our policies and procedures along with our corporate culture before opening the branch. As the year progressed we hired the remaining staff, training these employees and utilizing them to fill vacancies on a part-time basis until their permanent jobs became available. Offsetting these increases, payroll incentives declined $106 or 21.0% in 2008 as compared to 2007. These incentives are based on predetermined goals that begin with return on equity. Several of the goals were not met in 2008, thereby lowering incentives paid to employees. Employee benefits increased $84 or 9.6% due to higher costs of medical insurance along with a greater number of employees who were eligible for benefits. In 2007 the Board of Directors granted a 6% profit sharing contribution due to the high level of performance in that year. Due to the performance level in 2008 they awarded 4% as had been the norm before 2006. This decrease accounted for $67 or 18.2% lower 401(k) expense in 2008 as compared to 2007. Due to adoption of *Emerging Issues Task Force Issue 06-04 ("EITF 06-04"), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*, as of January 1, 2008 we recorded $60 of expense in 2008 that was unmatched in 2007. Smaller changes on other payroll expenses accounted for the remaining difference in 2008 as compared to 2007.

Occupancy expense increased $75 or 9.4% in 2008 as compared to 2007 which is attributable to general price increases in all expense categories mainly in building maintenance expenses which increased $46 or 29.1% more than the year before. At the end of 2007 we hired a new cleaning service for three of our locations and paid more for their services to enhance the services received. This change accounted for $21 of this increase along with experiencing $14 more in relation to additional snow plowing required in 2008. Increases in the cost of utilities, real estate taxes and higher depreciation on improvements made in 2007 and 2008 accounted for the remaining increase.

Professional fees were $65 or 12.5% greater in 2008 than in 2007 due to use of an outside consultant hired to assist us to review processes and search for efficiencies along with converting to using outside vendors to process payroll and deliver deposit account monthly statements.

Other expense increased $463 or 23.3% from 2007 to 2008. This category encompasses all remaining expenses associated with the operation of a financial services company. FDIC insurance coverage expense increased $186 or 425.4% greater in 2008 than in 2007. The FDIC fees increased because the FDIC reinstated risk-based assessment rates in 2007 for which we were allowed to utilize a one-time credit in 2007 against the assessment. We had no remaining credit available in 2008 and therefore paid the entire assessment. FDIC insurance premiums are scheduled to increase substantially during 2009, in addition to a special assessment equal to 20 basis points of deposits at June 30, 2009 which we estimate will be approximately $800. Donations were $122 or 112.0% greater in 2008 than in 2007 mainly due to donations of $103 in conjunction with the Pennsylvania Educational Assistance Tax Credit Program for which we were not approved in 2007. The Bank receives a credit of 90% of the amounts donated under this program which is applied against the Pennsylvania tax liability. Expenses in relation to the operation of our ATM network increased $51 or 24.0% due to conversion to a new processor late in 2007 that offers additional capabilities. Also, we issued additional debit cards to new customers during the year; the fees associated with those cards are included in our ATM expense. Telephone costs increased $46 or 28.8% in 2008 as compared to 2007 due to conversion to a higher speed transmission service that combines the telephone system with computer communications to our branches. We also added new lines to the Lake Region branch in the fourth quarter of 2008. The remaining increase was due to smaller changes in various other accounts, none of which are material alone.

Income Taxes

Income taxes decreased $251 or 8.4% primarily due to the income before income taxes being $462 or 4.8% less in 2008 than in 2007. Investments during 2008 in tax-exempt municipal bonds and loans along with earnings on bank-owned life insurance augmented this decline by changing the effective tax rate to 30.1% from 31.2% in 2007.

2007 Compared to 2006

Net income for the year ended December 31, 2007 was $6,612, representing an increase of $1,027 or 18.4% over income earned in 2006. The majority of the increase in net income is attributable to greater net interest income for the year with efficiencies in other cost categories contributing to the growth.

Net Interest Income

Net interest income is the amount that interest earned on assets exceeds interest paid on deposits and borrowings. In 2007, this amount was $17,350, an increase of $2,182 or 14.4% more than was realized in 2006. The following discussion regarding net interest income should be read in conjunction with the schedule *Distribution of Assets, Liabilities and Stockholders' Equity: Interest Rates and Interest Differential* and *Rate/Volume Analysis of Changes in Net Interest Income.*

Interest and fees on loans increased $4,506 or 20.9% over the previous year, attributable to greater volume combined with higher interest rates earned during 2007 as compared to 2006. During 2007 the average loan portfolio increased by $32,883 or 11.3% while the average interest rate received on the portfolio increased .64% from 7.40% to 8.04%. With 73% of the loan portfolio invested in variable or adjustable rate loans, the Company, through its bank subsidiary, recognized greater income when these loans, primarily commercial real estate loans, repriced even though the prime interest rate declined by 1.0% in the second half of 2007. These commercial real estate loans have been written with the rate of interest fixed for two to three years, generally converting to an annually adjusted rate that is tied to the prime interest rate for the remainder of the loan term. Many of these loans reached the conversion to adjustable rate during 2007, thereby increasing the rates received because the prime interest rate has increased since the loans were granted over the past three years.

Interest earned on taxable investment securities increased $758 or 30.4% from 2006 to 2007. The average balance of the portfolio increased by $10,079 or 19.6%, contributing $487 of the earnings increase and the interest rate earned on the portfolio increased by .44% to a yield of 5.27% in 2007. Management has primarily invested funds from bonds matured and called in short-term commercial paper rather than extend maturities over the past few years. Short-term investments offer the ability to reinvest in longer term securities when the interest rate yield curve becomes more traditional, while earning a similar or higher rate of interest to those investments during 2007. We believe that our primary source of interest income will continue to be generated from loans and have made investments in securities that will support this philosophy by maintaining liquidity.

We extended some maturities by making a net investment of $5,107 in longer term municipal bonds during 2007, diversifying our holdings, which resulted in an increase of $141 or 63.2% over the previous year in income earned.

Interest expense increased $3,123 or 32.9% in 2007 as compared to 2006 with the primary increase in interest expense on deposits, amounting to an increase of $3,030 or 35.9%. In addition to acquiring more deposits from new customers, we believe that many customers have reallocated their deposits into higher interest paying products in order to gain greater interest income as they become better investors. Interest paid on time deposits, primarily certificates of deposit, represented the greatest increase in interest expense for 2007, with $9,403 paid during the year, an increase of $2,436 or 35.0% more than was paid in 2006. This increase in interest paid was primarily attributable to more time deposits, amounting to $1,430 of the increase while an increase of .50% paid on average during the year accounted for $1,006 of the larger expense. Local competition for these deposits continued to be very aggressive during all of 2007. In order to maintain and build customer relationships our staff was given the opportunity to cross sell other products to customers on visits to the branches while opening these higher interest rate certificates of deposit. Interest paid on checking accounts was the next largest interest expense category with an increase of $613 or 50.5% in 2007 as compared to 2006. Interest paid on money market deposits accounted for the majority of this increase. In the first quarter of 2006 we added an additional, higher interest rate tier to the product in order to compete with other money market providers. This strategy was successful with an average increase of $11,047 or 37.3% in money market accounts during 2007.

Provision for Loan Losses

The provision for loan losses increased $345 or 43.9% from 2006 to 2007. Management calculates the appropriate balance for the allowance for loan losses and uses that calculation to determine the annual provision expense. During 2007 the loan portfolio grew by $39,467 or 12.9% while the allowance for loan losses increased $923 or 20.7%. Many factors are considered in the calculation of the appropriate level for the allowance including information collected from the loan review process, current economic indicators both on a local and national level and the rate of delinquency for our loan portfolio along with other statistical and subjective information. In addition, the provision expense is affected by the amount of loans charged-off and recoveries of prior loan charge-offs the net amount of which was $207 in 2007. After careful analysis of all factors, management determined that the appropriate balance for the allowance for loan losses and funded the difference in the allowance account through provision expense.

Noninterest Income

Noninterest income increased $361 or 11.4% in 2007 as compared to 2006. Service charges on deposit accounts increased $112, or 7.5% over the previous year. The main source of service charge income is derived from charges associated with our overdraft protection product which pays overdrafts on checking accounts up to predetermined amounts when needed. The fee per use of this product has remained constant for the past two years, but more customers used the service in 2007 than in previous years.

Gains on mortgage loans held for sale declined in 2007 with the number of mortgages sold in the secondary market remaining flat however, we recognized less gain on each sale than in previous years.

Earnings on bank-owned life insurance increased by $125 or 54.3% in 2007 as compared to 2006. This increase resulted from the purchase of $2,000 additional life insurance in 2007 and $442 in 2006 combined with a slight increase in the average interest rate earned on the policies.

Other income encompasses many other smaller sources of revenue that are not related to interest income and accounted for $951 in 2007, an increase of $178 or 23.0% more than in 2006. The largest of these income sources was an increase of $80 in relation to fees earned on our debit card portfolio which has grown to over six thousand cards issued and outstanding at December 31, 2007. We have no fees for use of the card and have granted incentives to our staff for cross selling this product. Income relating to merchant card processing grew by $48 or 45.2% with a concerted effort to better manage the program in 2007. No other category of noninterest income showed material changes from the year before.

Noninterest Expense
Expenses incurred in relation to salaries and employee benefits increased $690 or 13.1% from 2006 to 2007. There are many components of this expense category; the largest items are discussed here with smaller changes of other components comprising the remainder. Salaries and wages increased $329 or 8.9% as a result of the net effect of adding six additional full-time equivalent employees and granting annual salary adjustments to existing employees during the year. In addition, employees are paid an incentive based upon goals that are set at the beginning of each year, contingent on reaching a predetermined goal for return on average equity. These goals were once again attained or surpassed; therefore, the employees were paid incentives for the year 2007 of $504 which was 28.6% greater than in 2006. Employee benefits increased $63 or 7.7% due mainly to greater payroll taxes which are based on higher payroll expense along with increased cost associated with health insurance due to more employees becoming eligible and a slight increase in the cost per employee. Contributions to the Bank's 401(k) retirement plan were $83 or 29.1% greater mainly due to the Board of Directors granting an extra 1% toward the discretionary profit sharing segment for 2007 due to the Company's favorable return this year along with having more employees eligible for the benefit in 2007.

Income Taxes
Income tax expense increased $384 or 14.7% from 2006 to 2007. The increase primarily reflects higher earnings in 2007. The Company's effective tax rate for 2007 was 31.2% in 2007 compared to 31.9% in 2006. The Company's effective tax rate differs from statutory rate primarily due to tax exempt income from its municipal bonds and bank-owned life insurance investments.

MARKET PRICES OF STOCK/DIVIDENDS DECLARED

The Company's stock is quoted on the OTC Bulletin Board under the symbol "DIMC." The book value per share at December 31, 2008 was $28.53, representing an increase of 8.8% over the 2007 book value of $26.23. There were approximately 748 shareholders of record at December 31, 2008. This number does not include persons or entities that hold their stock in nominee name through various brokerage firms.

The following table sets forth high and low sale prices per share of the common stock and dividends declared for the calendar quarters indicated, based upon information obtained from published sources:

MARKET PRICES OF STOCK / DIVIDENDS DECLARED

	2008			2007		
	High	Low	Dividend Declared	High	Low	Dividend Declared
First Quarter	$ 48.00	$ 43.00	$ .32	$ 43.50	$ 40.60	$ .29
Second Quarter	$ 48.75	$ 42.21	$ .32	$ 49.00	$ 43.00	$ .29
Third Quarter	$ 46.50	$ 40.05	$ .32	$ 49.50	$ 47.60	$ .29
Fourth Quarter	$ 43.00	$ 38.00	$ .36	$ 48.50	$ 46.26	$ .32

The ability of the Company to pay dividends is dependent upon the ability of the Bank to pay dividends to the Company. The Bank is a depository institution insured by the FDIC and therefore it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Additionally, the Bank is subject to certain state banking regulations that limit the ability of the Bank to pay dividends to the Company. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. These regulations may have the effect of reducing the amount of future dividends declarable by the Company.

SUMMARY OF SELECTED FINANCIAL DATA

	2008	2007	2006	2005	2004
Summary of operations					
Interest income	$ 28,175	$ 29,951	$ 24,646	$ 19,202	$ 15,808
Interest expense	$ 10,665	$ 12,601	$ 9,478	$ 6,118	$ 4,412
Net interest income	$ 17,510	$ 17,350	$ 15,168	$ 13,084	$ 11,396
Provision for loan losses	$ 950	$ 1,130	$ 785	$ 850	$ 1,126
Net interest income after provision for loan losses	$ 16,560	$ 16,220	$ 14,383	$ 12,234	$ 10,270
Other income	$ 3,764	$ 3,517	$ 3,156	$ 2,801	$ 2,933
Other expenses	$ 11,177	$ 10,128	$ 9,341	$ 8,498	$ 7,525
Income before income taxes	$ 9,147	$ 9,609	$ 8,198	$ 6,537	$ 5,678
Income taxes	$ 2,746	$ 2,997	$ 2,613	$ 2,082	$ 1,772
Net income	$ 6,401	$ 6,612	$ 5,585	$ 4,455	$ 3,906
Per common share					
Earnings - basic	$ 4.17	$ 4.34	$ 3.67	$ 2.89	$ 2.54
Earnings - diluted	$ 4.05	$ 4.18	$ 3.55	$ 2.80	$ 2.46
Cash dividends	$ 1.32	$ 1.19	$ 1.07	$ 1.01	$ .94
Book value	$ 28.53	$ 26.23	$ 23.17	$ 20.53	$ 19.17
Shares outstanding at year end	1,558,728	1,522,200	1,525,024	1,522,669	1,548,994
Balance sheet data - end of year					
Total assets	$ 472,478	$ 434,322	$ 403,577	$ 358,204	$ 325,721
Loans, net of unearned	$ 380,207	$ 344,758	$ 305,291	$ 283,562	$ 253,141
Loans held for sale	$ -	$ -	$ -	$ 211	$ 112
Investment securities:					
Available for sale	$ 65,600	$ 66,739	$ 67,266	$ 54,129	$ 55,662
Held to maturity	$ -	$ -	$ -	$ 199	$ 198
Deposits	$ 381,989	$ 364,600	$ 338,117	$ 294,856	$ 270,542
Stockholders' equity	$ 44,468	$ 39,923	$ 35,337	$ 31,260	$ 29,696
Performance					
Return on average assets	1.43%	1.58%	1.50%	1.30%	1.26%
Return on average equity	15.28%	17.54%	16.80%	14.53%	13.72%
Dividend payout ratio	31.65%	27.42%	29.16%	34.95%	37.01%
Average equity to average assets ratio	9.35%	8.99%	8.93%	8.92%	9.15%

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

By: Gary C. Beilman
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 9, 2009

By: Maureen H. Beilman
Chief Financial Officer
(Principal Financial & Accounting Officer)

Date: March 9, 2009

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Dimeco, Inc.

We have audited the consolidated balance sheet of Dimeco, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dimeco, Inc. and subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008, the Company adopted Emerging Issues Task Force No. 06-4, *Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements*. Also, as discussed in Note 15 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

S. R. Snodgrass, A.C.

Wexford, Pennsylvania
March 9, 2009

S.R. Snodgrass, A.C. 2100 Corporate Drive, Suite 400 Wexford, PA 15090-7647 Phone: 724-934-0344 Facsimile: 724-934-0345

CONSOLIDATED BALANCE SHEET

(In thousands)	December 31, 2008	2007
Assets		
Cash and due from banks	$ 3,625	$ 6,878
Interest-bearing deposits in other banks	368	39
Federal funds sold	-	895
Total cash and cash equivalents	3,993	7,812
Investment securities available for sale	65,600	66,739
Loans (net of unearned income of $272 and $604)	380,207	344,758
Less allowance for loan losses	5,416	5,392
Net loans	374,791	339,366
Premises and equipment	10,880	6,387
Accrued interest receivable	2,050	1,966
Bank-owned life insurance	8,535	8,208
Other real estate owned	1,955	-
Other assets	4,674	3,844
TOTAL ASSETS	$ 472,478	$ 434,322
Liabilities		
Deposits:		
Noninterest-bearing	$ 37,626	$ 34,763
Interest-bearing	344,363	329,837
Total deposits	381,989	364,600
Short-term borrowings	16,671	8,210
Other borrowed funds	24,298	17,661
Accrued interest payable	1,158	1,691
Other liabilities	3,894	2,237
TOTAL LIABILITIES	428,010	394,399
Stockholders' Equity		
Common stock, $.50 par value; 5,000,000 shares authorized; 1,611,828 and 1,575,300 shares issued	806	788
Capital surplus	5,516	4,978
Retained earnings	40,160	36,152
Accumulated other comprehensive income	18	37
Treasury stock, at cost (53,100 shares)	(2,032)	(2,032)
TOTAL STOCKHOLDERS' EQUITY	44,468	39,923
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 472,478	$ 434,322

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)	Year Ended December 31, 2008	2007	2006
Interest Income			
Interest and fees on loans	$ 25,442	$ 26,107	$ 21,601
Interest-bearing deposits in other banks	22	30	48
Federal funds sold	67	201	283
Investment securities:			
Taxable	2,036	3,249	2,491
Exempt from federal income tax	608	364	223
Total interest income	28,175	29,951	24,646
Interest Expense			
Deposits	9,503	11,477	8,447
Short-term borrowings	237	349	371
Other borrowed funds	925	775	660
Total interest expense	10,665	12,601	9,478
Net Interest Income	17,510	17,350	15,168
Provision for loan losses	950	1,130	785
Net Interest Income After Provision for Loan Losses	16,560	16,220	14,383
Noninterest Income			
Service charges on deposit accounts	1,662	1,607	1,495
Mortgage loans held-for-sale gains, net	153	154	182
Investment securities losses	(28)	-	-
Brokerage commissions	617	450	476
Earnings on bank-owned life insurance	385	355	230
Other income	975	951	773
Total noninterest income	3,764	3,517	3,156
Noninterest Expense			
Salaries and employee benefits	6,396	5,962	5,272
Occupancy expense, net	871	796	786
Furniture and equipment expense	520	525	512
Professional fees	584	519	496
Data processing expense	359	342	391
Other expense	2,447	1,984	1,884
Total noninterest expense	11,177	10,128	9,341
Income before income taxes	9,147	9,609	8,198
Income taxes	2,746	2,997	2,613
NET INCOME	$ 6,401	$ 6,612	$ 5,585
Earnings Per Share:			
Basic	$ 4.17	$ 4.34	$ 3.67
Diluted	$ 4.05	$ 4.18	$ 3.55

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except per share data)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 2005	$ 776	$ 4,445	$ 27,400	$ (299)	$ (1,062)	$ 31,260	$
Net income			5,585			5,585	$ 5,585
Other comprehensive income:							
Unrealized gain on available-for-sale securities, net of tax expense of $135				264		264	264
Comprehensive income							$ 5,849
Purchase of treasury stock (13,000 shares)					(480)	(480)	
Exercise of stock options (15,355 shares)	8	330				338	
Cash dividends ($1.07 per share)			(1,630)			(1,630)	
Balance, December 31, 2006	784	4,775	31,355	(35)	(1,542)	35,337	
Net income			6,612			6,612	$ 6,612
Other comprehensive income:							
Unrealized gain on available-for-sale securities, net of tax expense of $38				72		72	72
Comprehensive income							6,684
Purchase of treasury stock (10,100 shares)					(490)	(490)	$
Exercise of stock options (7,276 shares)	4	203				207	
Cash dividends ($1.19 per share)			(1,815)			(1,815)	
Balance, December 31, 2007	788	4,978	36,152	37	(2,032)	39,923	
Net income			6,401			6,401	6,401
Other comprehensive income:							
Unrealized loss on available-for-sale securities, net of tax benefit of $10				(19)		(19)	(19)
Comprehensive income							$ 6,382
Exercise of stock options (36,528 shares)	18	538				556	
Cumulative effect of change in accounting for split dollar life insurance arrangements			(358)			(358)	
Cash dividends ($1.32 per share)			(2,035)			(2,035)	
Balance, December 31, 2008	$ 806	$ 5,516	$ 40,160	$ 18	$ (2,032)	$ 44,468	

	2008	2007	2006
Components of other comprehensive income (loss):			
Change in net unrealized gain (loss) on investment securities available for sale	$ (37)	$ 72	$ 264
Realized loss included in net income, net of tax benefit of $10	18	-	-
Total	$ (19)	$ 72	$ 264

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	Year Ended December 31, 2008	2007	2006
Operating Activities			
Net income	$ 6,401	$ 6,612	$ 5,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	950	1130	785
Depreciation and amortization	726	705	743
Amortization of premium and discount on investment securities, net	(975)	(2,146)	(1,235)
Amortization of net deferred loan origination fees	(144)	(169)	(133)
Investment securities loss	28	-	-
Origination of loans held for sale	(8,059)	(8,028)	(6,917)
Proceeds from sale of loans	8,212	8,182	7,310
Mortgage loans sold gains, net	(153)	(154)	(182)
Increase in accrued interest receivable	(84)	(168)	(418)
Increase (decrease) in accrued interest payable	(533)	263	476
Deferred federal income taxes	4	(414)	(235)
Earnings on bank-owned life insurance	(385)	(355)	(230)
Other, net	796	(274)	295
Net cash provided by operating activities	6,784	5,184	5,844
Investing Activities			
Investment securities available for sale:			
Proceeds from merger	2	-	-
Proceeds from maturities or paydown	286,897	295,220	252,970
Purchases	(284,843)	(292,436)	(264,474)
Investment securities held to maturity:			
Proceeds from maturities or paydown	-	-	200
Redemption of Federal Home Loan Bank stock	1,176	797	671
Purchase of Federal Home Loan Bank stock	(1,670)	(1,063)	(641)
Net increase in loans	(38,396)	(39,505)	(21,885)
Purchase of bank-owned life insurance	-	(2,000)	(442)
Proceeds of sale of other real estate owned	182	-	-
Purchase of premises and equipment	(5,033)	(1,189)	(250)
Net cash used for investing activities	(41,685)	(40,176)	(33,851)
Financing Activities			
Net increase in deposits	17,389	26,483	43,261
Increase (decrease) in short-term borrowings	8,461	(4,495)	(249)
Proceeds from other borrowed funds	7,872	6,900	1,225
Repayment of other borrowed funds	(1,235)	(3,002)	(4,010)
Purchase of treasury stock	-	(490)	(480)
Proceeds from exercise of stock options	556	207	338
Cash dividends paid	(1,961)	(1,770)	(1,584)
Net cash provided by financing activities	31,082	23,833	38,501
Increase (decrease) in cash and cash equivalents	(3,819)	(11,159)	10,494
Cash and cash equivalents at beginning of year	7,812	18,971	8,477
Cash and cash equivalents at end of year	$ 3,993	$ 7,812	$ 18,971

The accompanying notes are an integral part of these consolidated financial statements.

DIMECO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Dimeco, Inc. (the "Company") is a Pennsylvania company organized as the holding company of The Dime Bank (the "Bank") and its wholly owned subsidiary, TDB Insurance Services, LLC. The Bank is a state-chartered bank and operates from six locations in northeastern Pennsylvania. The Company and its subsidiary derive substantially all of their income from banking and bank-related services that include interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities. The Company provides deposit services including checking, savings, and certificate of deposit accounts and investment and trust services. The Company is supervised by the Federal Reserve Board, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. All inter-company items have been eliminated in preparing the consolidated financial statements. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets of the Bank.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank ("FHLB") and the Atlantic Central Bankers Bank represents ownership in institutions that are wholly owned by other financial institutions. These securities are accounted for at cost and are classified with other assets.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, and management's intent and ability to hold the security for a period of time sufficient to allow for a recovery in market value. Among the factors that are considered in determining management's intent and ability is a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations, and management's intent and ability requires considerable judgment. A decline in value that is considered to be other than temporary is recorded as a loss within noninterest income in the Consolidated Statement of Income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Loans Held for Sale

In general, fixed rate residential mortgage loans originated by the Bank that qualify for sale in the secondary market are held for sale and are carried at the aggregate lower of cost or market. Such loans sold are generally serviced by the Bank.

Loans

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees, and the allowance for loan losses. Interest on consumer loans is credited to operations over the term of each loan using a method which results in a level yield or the simple interest method. Interest income on mortgage loans is accrued on the amortized balance. Interest income on other loans is accrued on the principal amount outstanding. Loan fees which represent an adjustment to interest yield are deferred and amortized over the life of the loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of additional interest. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 20 years for furniture and equipment and 5 to 31 years for office buildings and improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from 5 to 20 years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance (BOLI)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated statements of financial condition, and any increases in cash surrender value are recorded as noninterest income on the consolidated statement of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit which would be recorded as noninterest income.

Other Real Estate

Real estate acquired by foreclosure is classified on the Consolidated Balance Sheet at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure, the value of the underlying collateral is written down by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included as other expense.

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets or liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options are adjusted for in the denominator.

Stock Options

FAS 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS 123R on January 1, 2006, and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) is recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare the FAS 123 pro forma disclosures.

For 2008, 2007 and 2006, the Company did not recognize any compensation expense as all outstanding options were vested at January 1, 2006.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Servicing Rights ("MSRs")

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains servicing rights for most of these loans. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. MSRs are a component of other assets on the Consolidated Balance Sheet.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed of unrealized holding gains (losses) on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Endorsement Split-Dollar Life Insurance Arrangements

On January 1, 2008, the Company changed its accounting policy and recognized a cumulative-effect adjustment to retained earnings totaling $358,000 related to accounting for certain endorsement split-dollar life insurance arrangements in connection with the adoption of Emerging Issues Task Force Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.*

Cash Flows

The Company has defined cash and cash equivalents as cash and due from banks, interest-bearing deposits in other banks, and federal funds sold that have original maturities of 90 days or less.

Amounts paid for interest and income taxes are as follows (in thousands):

	Interest Paid	Federal Income Taxes Paid
Year Ended December 31,		
2008	$ 11,198	$ 2,745
2007	$ 12,338	$ 3,539
2006	$ 9,002	$ 2,759

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations* ("FAS 141(R)), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. Also in February 2008, the FASB issued Staff Position No.157-2, *Partial Deferral of the Effective Date of Statement 157*, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51*. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, to require enhanced disclosures about derivative instruments and hedging activities. The new standard has revised financial reporting for derivative instruments and hedging activities by requiring more transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires entities to provide more information about their liquidity by requiring disclosure of derivative features that are credit risk-related. Further, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. This FSP clarifies the application of FAS Statement No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FAS Statement No. 154, *Accounting Changes and Error Corrections)*. The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*. This FSP amends FASB Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits,* to improve an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by the FSP are to be provided for fiscal years ending after December 15, 2009. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. The reclassified amounts did not affect net income or stockholders' equity.

NOTE 2 - EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2008	2007	2006
Weighted-average common shares outstanding	1,589,258	1,572,604	1,558,553
Average treasury stock shares	(53,100)	(48,068)	(34,770)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,536,158	1,524,536	1,523,783
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	44,112	56,598	49,992
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,580,270	1,581,134	1,573,775

NOTE 3 - INVESTMENT SECURITIES

The amortized costs and fair value of investment securities are summarized as follows (in thousands):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
U.S. government agencies	$ 10,478	$ 84	$ (10)	$ 10,552
Mortgage-backed securities	3,652	92	(1)	3,743
Obligations of states and political subdivisions:				
Taxable	1,275	-	-	1,275
Tax-exempt	21,156	147	(186)	21,117
Corporate securities	8,056	154	(176)	8,034
Commercial paper	20,463	-	-	20,463
Total debt securities	65,080	477	(373)	65,184
Equity securities	493	32	(109)	416
Total	$ 65,573	$ 509	$ (482)	$ 65,600

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
U.S. government agencies	$ 7,993	$ 19	$ (6)	$ 8,006
Mortgage-backed securities	4,101	30	(39)	4,092
Obligations of states and political subdivisions:				
Taxable	1,340	-	-	1,340
Tax-exempt	12,409	74	(41)	12,442
Corporate securities	3,674	13	(36)	3,651
Commercial paper	36,845	-	-	36,845
Total debt securities	66,362	136	(122)	66,376
Equity securities	320	70	(27)	363
Total	$ 66,682	$ 206	$ (149)	$ 66,739

NOTE 3 - INVESTMENT SECURITIES (Continued)

The following table shows the Company's fair value and gross unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31 (in thousands):

	2008					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agencies	$ 989	$ 10	$ -	$ -	$ 989	$ 10
Mortgage-backed securities	37	1	-	-	37	1
Obligations of states and political subdivisions	5,693	186	-	-	5,693	186
Corporate securities	3,361	121	183	55	3,544	176
Total debt securities	10,080	318	183	55	10,263	373
Equity securities	161	75	39	34	200	109
Total	$ 10,241	$ 393	$ 222	$ 89	$ 10,463	$ 482

	2007					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agencies	$ 3,992	$ 6	$ -	$ -	$ 3,992	$ 6
Mortgage-backed securities	802	6	1,486	33	2,288	39
Obligations of states and political subdivisions	4,649	40	232	1	4,881	41
Corporate securities	1,210	36	-	-	1,210	36
Total debt securities	10,653	88	1,718	34	12,371	122
Equity securities	102	13	20	14	122	27
Total	$ 10,755	$ 101	$ 1,738	$ 48	$ 12,493	$ 149

NOTE 3 - INVESTMENT SECURITIES (Continued)

There are 42 positions that are temporarily impaired at December 31, 2008. The aggregate carrying amount of those investments at December 31, 2008, was $10,463. The Company reviews its position quarterly and has asserted that at December 31, 2008, the declines outlined in the preceeding table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery. The Company has concluded that any unrealized loss disclosed is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and estimated market values of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 24,326	$ 24,273
Due after one year through five years	9,557	9,615
Due after five years through ten years	7,834	7,906
Due after ten years	23,363	23,390
Total debt securities	$ 65,080	$ 65,184

There were no sales of investment securities during 2008, 2007 and 2006. In 2008, the Company recorded an investment security loss of $3 resulting from a business combination where by the Company received a combination of the common stock of the acquirer in a non-monetary exchange and cash proceeds of $2. In 2008, the Company recognized an other than temporary impairment of $25. There were no such impairments in 2007 or 2006.

Investment securities with amortized costs of $51,179 and $61,392 and estimated market value of $57,379 and $61,400 at December 31, 2008 and 2007, respectively, were pledged to secure deposits, short-term borrowings, and for other purposes as required by law.

NOTE 4 - LOANS

Major classifications of loans are as follows (in thousands):

	2008	2007
Loans secured by real estate:		
Construction and development	$ 13,403	$ 8,385
Secured by farmland	1,804	1,869
Secured by 1 - 4 family residential properties:		
Revolving, open-end loans secured by 1 - 4 family residential properties	6,342	4,718
All other loans secured by 1 - 4 family residential properties	75,715	69,242
Secured by nonfarm, nonresidential properties	217,378	198,323
Commercial and industrial loans	42,396	39,337
Loans to individuals for household, family, and other personal expenditures:		
Ready credit loans	1,111	1,045
Other installment loans	13,639	14,611
Other loans:		
Agricultural loans	694	879
All other loans	7,725	6,349
Loans, net of unearned income	$ 380,207	$ 344,758

Real estate loans serviced for others which are not included in the Consolidated Balance Sheet totaled $84,878 and $84,114 at December 31, 2008 and 2007, respectively.

Information with respect to impaired loans as of and for the year ended December 31 is as follows (in thousands):

	2008	2007	2006
Impaired loans without related allowance for loan losses	$ 267	$ 298	$ -
Impaired loans with related allowance for loan losses	$ -	$ 725	$ -
Related allowance for loan losses	$ -	$ 410	$ -
Average recorded balance for of impaired loans	$ 621	$ 1,051	$ -
Interest income recognized on impaired loans	$ -	$ 61	$ -

NOTE 4 – LOANS (continued)

The following is a summary of past due and nonaccrual loans as of December 31, 2008 and 2007 (in thousands):

	December 31, 2008	
	Past Due 90 days or more	Nonaccrual
Loans secured by real estate:		
Construction and development	$ 6	$ -
Other	5,823	341
Commercial and industrial	11	23
Installment loans to individuals	20	25
Other	4	-
Total	$ 5,864	$ 389

	December 31, 2007	
	Past Due 90 days or more	Nonaccrual
Loans secured by real estate:		
Construction and development	$ -	$ -
Other	509	443
Commercial and industrial	50	116
Installment loans to individuals	1	13
Other	-	-
Total	$ 560	$ 572

Changes in the allowance for loan losses are as follows (in thousands):

	2008	2007	2006
Balance, beginning of year	$ 5,392	$ 4,469	$ 3,973
Provision charged to operations	950	1,130	785
Recoveries credited to allowance	82	153	82
Losses charged to allowance	(1,008)	(360)	(371)
Balance, end of year	$ 5,416	$ 5,392	$ 4,469

NOTE 4 – LOANS (continued)

In the normal course of business, loans are extended to officers and directors and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors with aggregate loan balances in excess of $60,000 for the year ended December 31, 2008, is as follows (in thousands):

2007	Additions	Amounts Collected	2008
$ 10,801	$ 2,089	$ 2,142	$ 10,748

The Company's primary business activity is with customers located within its local trade area. Generally, the Company grants commercial, residential, and personal loans. The Company also selectively funds and purchases commercial and residential loans outside of its local trade area provided such loans meet the Company's credit policy guidelines. At December 31, 2008 and 2007, the Company had approximately $97 million and $80 million, respectively, of outstanding loans to summer camps and recreational facilities in the northeastern United States. Although the Company has a diversified loan portfolio at December 31, 2008 and 2007, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

NOTE 5 - PREMISES AND EQUIPMENT

A summary by asset classification is as follows (in thousands):

	2008	2007
Land	$ 1,465	$ 1,377
Premises and improvements	9,998	5,619
Furniture and equipment	3,876	3,463
Leasehold improvements	1,636	1,625
Total, at cost	16,975	12,084
Less accumulated depreciation	6,095	5,697
Net premises and equipment	$ 10,880	$ 6,387

Depreciation and amortization expense was $533, $526, and $541, in 2008, 2007, and 2006, respectively.

NOTE 6 - DEPOSITS

Deposits are summarized as follows (in thousands):

	2008	2007
Demand - noninterest-bearing	$ 37,626	$ 34,763
Demand - interest-bearing	40,715	39,741
Money market	41,925	46,175
Savings	35,556	31,418
Time deposits of $100,000 or more	91,473	80,851
Other time deposits	134,694	131,652
Total	$ 381,989	$ 364,600

NOTE 6 – DEPOSITS (Continued)

The following table summarizes the maturity distribution of time deposits (in thousands):

2009	$	172,891
2010		15,263
2011		23,310
2012		10,172
2013		4,531
Total	$	226,167

The following table summarizes the maturity distribution of certificates of deposit of $100,000 or more (in thousands):

		2008
Three months or less	$	26,290
Four through six months		20,860
Seven through twelve months		26,488
Over twelve months		17,835
Total	$	91,473

Interest expense on certificates of deposit of $100,000 or amounted to $3,073, $3,449 and $2,476, for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 7 - SHORT-TERM BORROWINGS

Short-term borrowings consist of borrowings from the FHLB of Pittsburgh and securities sold under agreements to repurchase. Average amounts outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The outstanding balances and related information for short-term borrowings are summarized as follows (in thousands):

	2008		2007	
	Amount	Rate	Amount	Rate
Balance at year-end	$ 16,671	0.83 %	$ 8,210	2.22 %
Average balance outstanding during the year	$ 15,626	1.51 %	$ 13,537	2.58 %
Maximum amount outstanding at any month-end	$ 19,454		$ 19,165	

The Bank has pledged, as collateral for the borrowings from the FHLB, all stock in the FHLB and certain other qualifying collateral. Investment securities with amortized costs of $12,638 and $14,454 and market values of $12,712 and $14,426, respectively, at December 31, 2008 and 2007, were pledged as collateral for the securities sold under agreements to repurchase.

The Bank has the capability to borrow additional funds through its credit arrangement with the FHLB. The FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. At December 31, 2008, the Bank's remaining borrowing capacity with the FHLB was approximately $46 million.

NOTE 8 - OTHER BORROWED FUNDS

FHLB advances consist of separate fixed rate and convertible select-fixed to float rate loans as follows (in thousands):

	Maturity Range		Weighted-Average	Stated Interest Rate Range		At December 31,	
Description	From	To	Rate	From	To	2008	2007
Fixed Rate	09/17/10	09/17/12	3.63 %	3.13 %	3.87 %	$ 5,000	$ -
Fixed Rate Amortizing	11/06/13	01/26/26	4.70 %	3.47 %	5.55 %	18,298	16,661
Convertible select-fixed to float	02/18/10	02/18/10	5.91 %	5.91 %	5.91 %	1,000	1,000
Total						$ 24,298	$ 17,661

The advance maturing in 2010 is convertible to a variable rate advance on specific dates at the discretion of the FHLB. Should the FHLB convert this advance, the Bank has the option of accepting the variable rate or repaying the advance without penalty.

NOTE 8 - OTHER BORROWED FUNDS (continued)

Year Ending December 31,		Maturities/ repayments	Weighted-Average Rate
2009	$	1,697	4.78 %
2010		3,775	4.78 %
2011		4,356	4.68 %
2012		3,442	4.80 %
2013		1,989	5.00 %
2014 and beyond		9,039	5.07 %
Total	$	24,298	

NOTE 9 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company maintains a Dividend Reinvestment and Stock Purchase Plan (the "Plan"). Participation is available to all common stockholders. The Plan provides each participant with a simple and convenient method of purchasing additional common shares without payment of any brokerage commission or other service fees.

A participant in the Plan may elect to reinvest dividends on all or part of his or her shares to acquire additional common stock. A participant may withdraw from the Plan at any time. Stockholders purchased 14,789 shares in 2008, 12,786 shares in 2007 and 15,546 shares in 2006 through the Plan.

NOTE 10 - EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains a section 401(k) employee savings and investment plan for substantially all employees and officers of the Bank. The Bank's contribution to the plan is based on 100 percent matching of voluntary contributions up to 3 percent and 50 percent matching on the next 2 percent of individual compensation. Additionally, the Bank may contribute a discretionary amount each year. For each of the years of 2008, 2007 and 2006, the Board of Directors authorized an additional 4 percent, 6 percent, and 5 percent, respectively, of each eligible employee's compensation. Employee contributions are vested at all times, and Bank contributions are fully vested after five years. Contributions for 2008, 2007, and 2006 to this plan amounted to $300, $373 and $285, respectively.

Supplemental Retirement Plan

The Bank maintains a Salary Continuation Plan for the certain officers of the Bank to provide guaranteed consecutive postretirement payments totaling a predetermined amount over a ten or fifteen year period. Expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $150, $144, and $59, respectively, and are included as a component of salaries and employee benefits.

NOTE 10 - EMPLOYEE BENEFITS (continued)

Stock Option Plan

The Company maintains a stock incentive plan and a stock option plan that provide for granting incentive stock options to key officers and other employees of the Company and Bank, as determined by the Compensation Committee, and nonqualified stock options to nonemployee directors of the Company. A total of 120,000 and 50,000 shares, respectively, of either authorized and unissued shares or authorized shares issued by and subsequently reacquired by the Company as treasury stock shall be issuable under the plans. The plans shall terminate after the tenth anniversary of the date of shareholder ratification. The per share exercise price of any option granted will not be less than the fair market value of a share of common stock on the date the option is granted.

The following table presents share data related to the stock option plans:

	2008	Weighted-Average Exercise Price	2007	Weighted-Average Exercise Price
Outstanding, beginning of year	105,360	$ 20.33	112,636	$ 20.48
Granted	-	-	-	-
Exercised	(36,528)	13.86	(7,276)	22.54
Forfeited	-	-	-	-
Outstanding, end of year	68,832	$ 23.77	105,360	$ 20.33
Exercisable at year-end	68,832	$ 23.77	105,360	$ 20.33

The following table summarizes characteristics of stock options outstanding at December 31, 2008:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Remaining Life	Average Exercise Price	Shares	Average Exercise Price
$ 13.00	7,500	1.20	$ 13.00	7,500	$ 13.00
$ 13.25	20,740	1.20	$ 13.25	20,740	$ 13.25
$ 16.50	4,550	1.20	$ 16.50	4,550	$ 16.50
$ 21.30	4,000	1.20	$ 21.30	4,000	$ 21.30
$ 23.00	1,250	1.20	$ 23.00	1,250	$ 23.00
$ 26.50	1,000	1.20	$ 26.50	1,000	$ 26.50
$ 32.55	2,000	4.85	$ 32.55	2,000	$ 32.55
$ 34.00	7,712	6.96	$ 34.00	7,712	$ 34.00
$ 35.00	1,000	5.85	$ 35.00	1,000	$ 35.00
$ 35.95	19,080	6.73	$ 35.95	19,080	$ 35.95
Total	68,832		Total	68,832	

NOTE 11 - INCOME TAXES

Federal income tax expense consists of the following (in thousands):

	2008	2007	2006
Currently payable	$ 2,742	$ 3,411	$ 2,848
Deferred taxes	4	(414)	(235)
Total provision	$ 2,746	$ 2,997	$ 2,613

The components of the net deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 1,613	$ 1,650
Salary continuation plan	237	204
Mortgage servicing rights	24	7
Total	1,874	1,861
Deferred tax liabilities:		
Premises and equipment	575	529
Deferred loan origination fees, net	126	146
Unrealized gain on nonmonetary exchange	-	9
Unrealized gain on investment securities	9	19
Total	710	703
Net deferred tax assets	$ 1,164	$ 1,158

No valuation allowance was established at December 31, 2008 and 2007, in view of the Company's ability to carryback taxes paid in previous years and certain tax strategies and anticipated future taxable income as evidenced by the Company's earnings potential.

A reconciliation between the expected statutory income tax rate and the effective income tax rate follows (in thousands):

	2008		2007		2006	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$ 3,110	34.0 %	$ 3,267	34.0 %	$ 2,787	34.0 %
Tax-exempt income	(306)	(3.4)	(194)	(2.0)	(127)	(1.6)
BOLI earnings	(131)	(1.4)	(121)	(1.3)	(78)	(0.9)
Nondeductible interest	42	0.5	29	0.3	16	0.2
Other, net	31	0.4	16	0.2	15	0.2
Effective income tax and rate	$ 2,746	30.1 %	$ 2,997	31.2 %	$ 2,613	31.9 %

NOTE 11 - INCOME TAXES (Continued)

The Company adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109*, effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The adoption of FIN No. 48 did not have a significant impact on the Company's financial statements.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, there are outstanding commitments and contingent liabilities such as commitments to extend credit, financial guarantees, and letters of credit that are not reflected in the accompanying consolidated financial statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in the particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk are as follows (in thousands):

	2008	2007
Commitments to extend credit	$ 49,671	$ 49,985
Standby letters of credit	$ 3,683	$ 3,296

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized at the expiration of the coverage period.

At December 18, 2008, the Company entered into an Agreement of Limited Partnership which would generate low income housing credits for use in future periods. The agreement states the Bank will acquire a 33.33% interest in the partnership at a cost of $3,109,000. The first installment of this investment in the amount of $2,729,000 was made on January 16, 2009 with the remainder due at a later date in 2009.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments (Continued)

At December 31, 2008, the minimum rental commitments for all noncancelable leases are as follows (in thousands):

2009	$	197
2010		186
2011		167
2012		161
2013		83
2014 and thereafter		68
Total	$	862

Contingent Liabilities

The Company and its subsidiary are involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

NOTE 13 - REGULATORY RESTRICTIONS

Cash and Due From Banks

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of each of the years ended December 31, 2008 and 2007, the Bank had required reserves of $225, composed of vault cash and a depository amount held directly with the Federal Reserve Bank.

Dividends

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks to the surplus of the Bank. Accordingly, at December 31, 2008, the balance in the capital surplus account totaling approximately $1,756 is unavailable for dividends.

NOTE 14 - REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2008 and 2007, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company's actual capital ratios are presented in the following table, which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's (in thousands):

	2008		2007	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 49,636	11.91 %	$ 44,651	11.61 %
For Capital Adequacy Purposes	$ 33,339	8.00 %	$ 30,770	8.00 %
To Be Well Capitalized	$ 41,673	10.00 %	$ 38,462	10.00 %
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 44,390	10.65 %	$ 39,817	10.35 %
For Capital Adequacy Purposes	$ 16,669	4.00 %	$ 15,385	4.00 %
To Be Well Capitalized	$ 25,004	6.00 %	$ 23,077	6.00 %
Tier I Capital (to Average Assets)				
Actual	$ 44,390	9.90 %	$ 39,817	9.50 %
For Capital Adequacy Purposes	$ 17,927	4.00 %	$ 16,762	4.00 %
To Be Well Capitalized	$ 22,408	5.00 %	$ 20,953	5.00 %

NOTE 15 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the provisions of FAS No. 157, *Fair Value Measurements*, for financial assets and financial liabilities. FAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The FASB issued Staff Position No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. The FASB also issued Staff Position No.157-2, *Partial Deferral of the Effective Date of Statement 157*, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

FAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by FAS No. 157 hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets reported on the consolidated statements of financial condition at their fair value as of December 31, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets:	Level 1	Level II	Level III	Total
Securities available for sale	$ 22,154	$ 43,446	$ -	$ 65,600

The following table presents the assets measured on a nonrecurring basis on the consolidated statements of financial condition at their fair value as of December 31, 2008, by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include: quoted market prices for identical assets classified as Level I inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.

Assets measured on a nonrecurring basis:	Level 1	Level II	Level III	Total
Impaired Loans	$ -	$ 267	$ -	$ 267

NOTE 16 - FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 3,993	$ 3,993	$ 7,812	$ 7,812
Investment securities	65,600	65,600	66,739	66,739
Net loans	374,791	395,672	339,366	352,811
Accrued interest receivable	2,050	2,050	1,966	1,966
Regulatory stock	1,675	1,675	1,181	1,181
Bank-owned life insurance	8,535	8,535	8,208	8,208
Mortgage servicing rights	602	602	689	689
Financial liabilities:				
Deposits	$ 381,989	$ 388,164	$ 364,600	$ 367,851
Short-term borrowings	16,671	16,696	8,210	8,208
Other borrowed funds	24,298	26,858	17,661	18,422
Accrued interest payable	1,158	1,158	1,691	1,691

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

NOTE 16 - FAIR VALUE DISCLOSURE (Continued)

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Accrued Interest Receivable, Regulatory Stock, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Investment Securities

The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans and Mortgage Servicing Rights

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

Deposits, Short Term Borrowings and Other Borrowed Funds

The fair values of certificates of deposit and other borrowed funds are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Commitments to Extend Credit and Standby Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 12.

NOTE 17 - PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

(In thousands)	December 31, 2008	2007
Assets		
Cash and due from banks	$ 2,752	$ 1,604
Investment securities available for sale	416	363
Investment in bank subsidiary	41,185	37,598
Other assets	685	878
Total Assets	$ 45,038	$ 40,443
Liabilities		
Dividends payable	$ 561	$ 487
Other liabilities	9	33
Total Liabilities	570	520
Stockholders' Equity	44,468	39,923
Total Liabilities and Stockholders' Equity	$ 45,038	$ 40,443

CONDENSED STATEMENT OF INCOME

(In thousands)	Year Ended December 31, 2008	2007	2006
Dividends from bank subsidiary	$ 2,575	$ 2,450	$ 2,100
Dividends on investment securities	19	10	9
Investment securities losses	(28)	-	-
Total income	2,566	2,460	2,109
Noninterest expense	89	101	101
Net income before undistributed earnings of bank subsidiary and income taxes	2,477	2,359	2,008
Undistributed earnings of bank subsidiary	3,886	4,220	3,544
Income tax benefit	(38)	(33)	(33)
Net Income	$ 6,401	$ 6,612	$ 5,585

NOTE 17 - PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

(In thousands)	Year Ended December 31, 2008	2007	2006
Operating Activities			
Net income	$ 6,401	$ 6,612	$ 5,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	(3,886)	(4,220)	(3,544)
Investment securities losses	28	-	-
Other, net	212	(346)	32
Net cash provided by operating activities	2,755	2,046	2,073
Investing Activities			
Purchases of investment securities	(204)	(53)	(57)
Proceeds from merger of investment securities	2	-	-
Net cash used for investing activities	(202)	(53)	(57)
Financing Activities			
Purchase of treasury stock	-	(490)	(480)
Proceeds from exercise of stock options	556	207	338
Cash dividends paid	(1,961)	(1,770)	(1,584)
Net cash used for financing activities	(1,405)	(2,053)	(1,726)
Increase (decrease) in cash and cash equivalents	1,148	(60)	290
Cash at beginning of year	1,604	1,664	1,374
Cash at end of year	$ 2,752	$ 1,604	$ 1,664

NOTE 18 – QUARTERLY DATA (Unaudited)

The Company's selected quarterly financial data is presented in the following tables (in thousands, except per share data):

	Three Months Ended			
	March 2008	June 2008	September 2008	December 2008
Total interest income	$ 7,371	$ 7,012	$ 6,913	$ 6,879
Total interest expense	3,029	2,670	2,455	2,511
Net interest income	4,342	4,342	4,458	4,368
Provision for loan losses	150	200	230	370
Net interest income after provision for loan losses	4,192	4,142	4,228	3,998
Total noninterest income	937	858	1,025	944
Total noninterest expense	2,750	2,752	2,775	2,900
Income before income taxes	2,379	2,248	2,478	2,042
Income taxes	714	679	752	601
Net income	$ 1,665	$ 1,569	$ 1,726	$ 1,441
Per share data:				
Net income				
Basic	$ 1.09	$ 1.03	$ 1.12	$ .93
Diluted	$ 1.06	$ .99	$ 1.09	$ .91
Weighted-average shares outstanding:				
Basic	1,522,708	1,523,131	1,540,116	1,558,393
Diluted	1,577,099	1,577,863	1,580,243	1,585,589

NOTE 18 – QUARTERLY DATA (Unaudited) (Continued)

	Three Months Ended			
	March 2007	June 2007	September 2007	December 2007
Total interest income	$ 6,987	$ 7,388	$ 7,705	$ 7,871
Total interest expense	2,976	3,116	3,153	3,356
Net interest income	4,011	4,272	4,552	4,515
Provision for loan losses	225	225	300	380
Net interest income after provision for loan losses	3,786	4,047	4,252	4,135
Total noninterest income	810	840	921	946
Total noninterest expense	2,420	2,562	2,465	2,681
Income before income taxes	2,176	2,325	2,708	2,400
Income taxes	679	726	851	741
Net income	$ 1,497	$ 1,599	$ 1,857	$ 1,659
Per share data:				
Net income				
Basic	$ .98	$ 1.05	$ 1.22	$ 1.09
Diluted	$ .95	$ 1.01	$ 1.18	$ 1.05
Weighted-average shares outstanding:				
Basic	1,527,418	1,529,139	1,520,024	1,521,670
Diluted	1,580,945	1,587,416	1,578,255	1,578,026

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
P.O. Box 509
820 Church Street
Honesdale, PA 18431
570-253-1970
email: dimeco@thedimebank.com
www.thedimebank.com

INDEPENDENT AUDITORS
S.R. Snodgrass, A.C.
2100 Corporate Drive, Suite 400
Wexford, PA 15090-7647
724-934-0344
www.srsnodgrass.com

LEGAL COUNSEL
Malizia Spidi & Fisch, P.C.
901 New York Avenue, N.W.
Suite 210 East
Washington, DC 20001
202-434-4660
www.malizialaw.com

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948
email: info@rtco.com
www.rtco.com

Contact the transfer agent for changes of name, address, or to replace lost certificates.

DIVIDEND REINVESTMENT PLAN
The Company offers a plan for stockholders to automatically reinvest their dividends in shares of common stock. There are no brokerage commissions or fees imposed. For more information contact the transfer agent.

ANNUAL MEETING
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be held at The Community Room of the Wayne County Chamber of Commerce Building, 303 Commercial Street, Honesdale, PA on Thursday, April 23, 2009 at 2:00 pm.

FIRMS KNOWN TO HANDLE DIMECO, INC. STOCK TRANSACTIONS
Boenning & Scattergood, Inc.*
Four Tower Bridge
200 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428-2979
610-862-5360 or 800-842-8928

Howe Barnes Hoefer & Arnett, Inc.*
21B South Main Street
Cohasset, MA 02025
781-383-3350
888-239-4463
www.howebarnes.com

RBC Wealth Management
2101 Oregon Pike
Lancaster, PA 17601-9669
717-519-5940 or 866-604-1471

Stifel Nicolaus*
7111 Fairway Drive, Suite 301
Palm Beach Gardens, FL 33418
800-793-7226

** Denotes Market Maker*

THE DIME BANK OFFICERS

WILLIAM E. SCHWARZ
Chairman of the Board

JOHN S. KIESENDAHL
Vice Chairman of the Board

JOHN F. SPALL
Assistant Secretary

GARY C. BEILMAN
President and Chief Executive Officer

MAUREEN H. BEILMAN
Chief Financial Officer and Treasurer

PETER BOCHNOVICH
Senior Vice President and Assistant Secretary

L. JILL GEORGE
Vice President

JOSEPH W. ADAMS
Vice President

RUTH E. DANIELS
Vice President

JANETTE M. DAVIS
Vice President

THOMAS M. DIDATO
Vice President

FRANK R. REDINGTON
Vice President

CHERYL A. SMITH
Vice President

JEROME D. THEOBALD
Vice President

DEBORAH L. UNFLAT
Assistant Vice President

AMY L. BURKE
Community Office Manager

MARY CAROL CICCO
Community Banking Officer

JAN M. HOADLEY
Community Office Manager

NANCY M. LAVENDUSKI
Loan Officer

THOMAS A. ONIONS
Community Office Manager

MELANIE F. SEAGRAVES
Community Office Manager

LINDA S. TALLMAN
Secretary

CYNTHIA D. THEOBALD
Bank Security Officer

TDB INSURANCE SERVICES, LLC OFFICERS

GARY C. BEILMAN
President

PETER BOCHNOVICH
Secretary

MAUREEN H. BEILMAN
Treasurer

JOSEPH PIZZO
Vice President

DIMECO, INC. OFFICERS

WILLIAM E. SCHWARZ
Chairman of the Board

JOHN S. KIESENDAHL
Vice Chairman of the Board

GARY C. BEILMAN
President and Chief Executive Officer

MAUREEN H. BEILMAN
Chief Financial Officer,
Treasurer and Assistant Secretary

PETER BOCHNOVICH
Senior Vice President and Assistant Secretary

JOHN F. SPALL
Secretary

THE DIME BANK LOCATIONS

HONESDALE OFFICE
P.O. Box 509
820 Church Street
Honesdale, PA 18431
570-253-1902
honesdale@thedimebank.com

GREENTOWN OFFICE
P.O. Box 946
1586 Route 507
Greentown, PA 18426
570-676-8390
greentown@thedimebank.com

HAWLEY OFFICE
P.O. Box 290
309 Main Avenue
Hawley, PA 18428
570-226-3506
hawley@thedimebank.com

DAMASCUS OFFICE
P.O. Box 190
1679 Cochecton Turnpike
Damascus, PA 18415
570-224-6300
damascus@thedimebank.com

DINGMANS FERRY OFFICE
1824 Route 739
Dingmans Ferry, PA 18328
570-828-1200
dingmansferry@thedimebank.com

LAKE REGION OFFICE
P.O. Box 499
99 Welwood Avenue
Hawley, PA 18428
570-226-3600
lakeregion@thedimebank.com

OPERATIONS CENTER
P.O. Box 509
120 Sunrise Avenue
Honesdale, PA 18431
570-253-1970
operations@thedimebank.com



Seated: *Gary C. Beilman, William E. Schwarz, Barbara J. Genzlinger*
Standing: *John F. Spall, John S. Kiesehdahl, Henry M. Skier, Thomas A. Peifer, Robert E. Genirs*

THE DIME BANK AND DIMECO, INC. BOARD OF DIRECTORS

WILLIAM E. SCHWARZ
President, Edw. J. Schwarz, Inc.

GARY C. BEILMAN
President and Chief Executive Officer, Dimeco, Inc. and The Dime Bank

ROBERT E. GENIRS
Retired Chief Administrative Officer, Lehman Brothers

BARBARA J. GENZLINGER
Secretary and Treasurer, The Settlers Inn, Ltd.
President, Sayre Mansion, LLC

JOHN S. KIESENDAHL
President and Chief Executive Officer, Woodloch Pines, Inc.

THOMAS A. PEIFER
Retired Superintendent, Wallenpaupack Area School District

HENRY M. SKIER
President, A.M. Skier Agency, Inc.

JOHN F. SPALL
Attorney-at-Law

Not pictured: **GERALD J. WENIGER,**
Director Emeritus



THE DIME BANK SENIOR OFFICERS

Peter Bochnovich, Jill George, Gary Beilman, Maureen Beilman, Joseph Adams



THE DIME BANK OFFICERS

Seated:
Cynthia Theobald, Janette Davis, Ruth Daniels

Standing:
Frank Redington, Nancy Lavenduski, Melanie Seagraves, Thomas Didato, Amy Burke, Thomas Onions, Mary Carol Cicco, Jerome Theobald, Cheryl Smith, Jan Hoadley, Deborah Unflat
Not pictured: Linda Tallman



DIMECO INC.

www.thedimebank.com

DIMECO, INC. 2008 ANNUAL REPORT

STOCK LISTING: OTC Bulletin Board
STOCK SYMBOL: DIMC

